Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

FiftyFifty Brewing Company, LLC
11197 Brockway Rd., Suite 1
Truckee, CA 96161
https://www.fiftyfiftybrewing.com/

Up to $1,235,000.00 in Class B Units at $1.00
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: FiftyFifty Brewing Company, LLC
Address: 11197 Brockway Rd., Suite 1, Truckee, CA 96161
State of Incorporation: CA
Date Incorporated: October 08, 2014

Terms:

Equity

Offering Minimum: $20,000.00 | 20,000 shares of Class B Units
Offering Maximum: $1,235,000.00 | 1,235,000 shares of Class B Units
Type of Security Offered: Class B Units
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $500.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a license.

Investment Incentives and Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 5% bonus units + membership in the Owners Club + a $200 gift card to be used at any of the FiftyFifty locations or on-line stores spread out equally over a 5 year period.

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 7% bonus units + membership in the Owners Club + a $400 gift card to be used at any of the FiftyFifty locations or on-line stores spread out equally over a 5 year period + a limited edition hat.

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 9% bonus units + membership in the Owners Club + a $600 gift card to be used at any of the FiftyFifty locations or on-line stores spread out equally over a 5 year period + a limited edition hat and jacket.

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 12% bonus units + membership in the Owners Club + a $800 gift card to be used at any of the FiftyFifty locations or on-line stores spread out equally over a 5 year period + a limited edition hat and jacket + private access to priority reservations + their name engraved on a barrel stave to be displayed in our brewery hall of fame at our flagship location in Truckee.

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 15% bonus units + membership in the Owners Club + a $1,000 gift card to be used at any of the FiftyFifty locations or on-line stores spread out equally over a 5 year period + a limited edition hat and jacket + private access to priority reservations + their name engraved on a barrel head to be displayed in our brewery hall of fame at our flagship location in Truckee.

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive 1% bonus units + membership in the Owners Club + a $150 gift card to be used at any of the FiftyFifty locations or on-line stores spread out equally over a 5 year period.

Tier 2 Perk: Invest $5,000+ and receive 2% bonus units + membership in the Owners Club + a $300 gift card to be used at any of the FiftyFifty locations or on-line stores spread out equally over a 5 year period + a limited edition hat.

Tier 3 Perk: Invest $10,000+ and receive 4% bonus units + membership in the Owners Club + a $450 gift card to be used at any of the FiftyFifty locations or on-line stores spread out equally over a 5 year period + a limited edition hat and jacket.

Tier 4 Perk: Invest $20,000+ and receive 6% bonus units + membership in the Owners Club + a $600 gift card to be used at any of the FiftyFifty locations or on-line stores spread out equally over a 5 year period + a limited edition hat and jacket + private access to priority reservations + their name engraved on a barrel stave to be displayed in our brewery hall of fame at our flagship location in Truckee.

Tier 5 Perk: Invest $50,000+ and receive 8% bonus units + membership in the Owners Club + a $750 gift card to be used at any of the FiftyFifty locations or on-line stores spread out equally over a 5 year period + a limited edition hat and jacket + private access to priority reservations + their name engraved on a barrel head to be displayed in our brewery hall of fame at our flagship location in Truckee.

All Investors who invest at least the minimum amount automatically become members of the Owners Club. Owners Club members enjoy:

- Annual State of the Industry Summit – Every year, Owners Club members are invited to an exclusive event at our flagship Truckee location. This event features:
- Keynote addresses from industry leaders discussing the future of craft beer and hospitality.
- FiftyFifty Brewing's inside look at business growth, expansion plans, and upcoming innovations.
- Exclusive barrel-aged beer tastings and first access to limited-edition experimental brews.
- Networking with fellow investors, founders, and top beer industry minds.
- Note: Every Owners Club member will get an invite, however depending on the space and capacity the event may overbook so priority would go towards the larger investors.
- First access to exclusive, limited edition beer releases.
- First access to any future funding rounds for FiftyFifty (if there are any).
- Special access (upon scheduling) to VIP tours and tastings.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

FiftyFifty Brewing Company, LLC will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Units at $1.00 / unit, you will receive 110 shares of Class B Units, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

FiftyFifty Brewing has been crafting award-winning beers and delivering exceptional social experiences since 2007. Founded in Truckee, California, FiftyFifty has grown from a local favorite to a globally recognized brand, known for its innovative brewing techniques and welcoming community atmosphere. With a global production facility and distribution across 11 states and multiple countries, FiftyFifty serves over 100,000 guests annually at its flagship brewpub. The company is now expanding its unique hybrid hospitality model to new locations, blending craft beer culture with vibrant social club experiences.

Business Model

FiftyFifty Brewing operates a scalable hybrid hospitality model that combines award-winning craft beer production with an innovative social club brewpub experience. The model integrates table and counter service with advanced technology to enhance guest interactions while optimizing operational efficiency. Revenue streams are diversified through on-site sales at brewpubs, national and international distribution, and strategic partnerships with prominent venues like the Reno Aces and Palisades Ski Resort. By expanding its social club concept to three new locations in 2025, FiftyFifty aims to increase brand visibility and capitalize on the growing demand for community-centric social experiences.

Intellectual Property

FiftyFifty Brewing has built a strong brand identity rooted in its award-winning craft beers and unique social club concept.

The company's intellectual property portfolio includes proprietary brewing recipes, exclusive beer styles, and a trademarked brand image that resonates with craft beer enthusiasts worldwide. Additionally, FiftyFifty leverages advanced brewing techniques and operational efficiencies to maintain product quality and consistency. As the brand expands into new markets, its intellectual property serves as a competitive advantage, safeguarding its reputation for innovation and excellence.

Corporate History

FiftyFifty Brewing Company, LLC was initially organized as Truckee Craft Brewing, a California corporation on February 24, 2006 and operated under the DBA FiftyFifty Brewing Company. Then on October 8, 2014, a new entity was formed, FiftyFifty Brewing Company, LLC which is the raising entity. Truckee Craft Brewing is the 100% owner of FiftyFifty Brewing Company, LLC.

Competitors and Industry

Competitors

FiftyFifty Brewing operates in the highly competitive craft beer industry, facing competition from both local microbreweries and established national brands. Key competitors include Sierra Nevada, New Belgium, and regional craft breweries that focus on experiential brewpub models. However, FiftyFifty distinguishes itself with its hybrid hospitality approach, integrating award-winning craft beers with dynamic social club experiences. Its focus on community engagement, premium product quality, and international distribution gives it a strategic edge in attracting a loyal customer base while expanding into new markets.

Industry

The U.S. craft beer industry is a $28 billion market, characterized by growing consumer demand for premium, locally brewed beverages. As the industry becomes more competitive, breweries are increasingly leveraging experiential hospitality models to differentiate themselves. FiftyFifty Brewing taps into this trend by blending craft beer culture with a community-focused social club environment. Additionally, its international distribution strategy aligns with the global rise in craft beer consumption, positioning the company to capture a share of the expanding market. With its innovative approach, FiftyFifty is well-placed to capitalize on the $1.5 trillion restaurant and hospitality sector.

Current Stage and Roadmap

Current Stage

FiftyFifty Brewing is at an exciting growth stage, backed by 17 years of brewing excellence and a loyal customer base. The company currently operates a global production facility with distribution across 11 U.S. states and multiple countries, including Europe, Asia, and Australia. Strategic collaborations with high-profile partners like the Reno Aces and Palisades Ski Resort have bolstered brand visibility and market penetration. As of 2025, FiftyFifty is preparing to open three new social club locations in Truckee, Reno, and Mammoth, reflecting its commitment to expanding its hybrid hospitality model and scaling its business operations.

Future Roadmap

FiftyFifty Brewing's future roadmap focuses on strategic expansion and brand innovation. In 2025, the company plans to open three new social club locations to enhance brand visibility and increase revenue streams. These expansions will incorporate advanced technology to streamline operations and elevate customer experiences. Additionally, FiftyFifty aims to broaden its distribution network both nationally and internationally, capitalizing on growing demand for premium craft beer. The company will continue to explore strategic partnerships and community engagements to reinforce its brand presence. By leveraging its award-winning brews and hybrid hospitality model, FiftyFifty is poised for long-term success and market leadership in the craft beer industry.

The Team

Managers

Name: Andy Barr

Andy Barr's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Manager
  Dates of Service: October, 2014 - Present
  Responsibilities: Andrew is one of the two decision making managers for the LLC. Prior to this raise, FiftyFifty Brewing Co, was a wholey owned subsidiary of Truckee Craft Brewing S-corp, of which Andrew was a founder and has been in

various C-suite positions including CEO and Chief Strategist. Andrew will receive an annual salary of $100,000 after funding. Andrew does not receive equity compensation from the Company.

Other business experience in the past three years:

- Employer: Old Trestle, LLC
  Title: Manager
  Dates of Service: January, 2018 - Present
  Responsibilities: Andrew is the sole manager of the company.

Other business experience in the past three years:

- Employer: Truckee Tahoe Lumber Company
  Title: Director
  Dates of Service: June, 2018 - Present
  Responsibilities: Andrew is a Board of Directors member only.

Other business experience in the past three years:

- Employer: Truckee Craft Brewing S-corp
  Title: Chief Executive Officer and Chief Strategist
  Dates of Service: February, 2006 - Present
  Responsibilities: Andrew provides top level decision making leadership for Truckee Craft Brewing and also manages FiftyFifty Brewing, LLC as a 100% owned subsidiary, Drunken Monkey Sushi as a 100% owned subsidiary and Old Trestle Distillery LLC as a partially owned subsidiary.

Name: Alicia Barr

Alicia Barr's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Manager, President, Chief Experience Officer, Principal Accounting Officer
  Dates of Service: February, 2006 - Present
  Responsibilities: Alicia is an original Co-Founder of the company, current President and Chief Experience Officer. Alicia will receive an annual salary of $100,000 once the Company is funded and receives no equity compensation in the Company.

Other business experience in the past three years:

- Employer: Truckee Craft Brewing
  Title: Chief Experience Officer
  Dates of Service: February, 2006 - Present
  Responsibilities: Alicia manages Human Resources, Marketing, and Financial departments of the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall

not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Class B Units that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition.

This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to

terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

County Tax Lien and Payment Plan Obligations
On December 11, 2023, Truckee Craft Brewing, the predecessor entity to FiftyFifty Brewing Co., was named as a debtor in a County Tax Lien filed by the County of Nevada for $37,934. The total outstanding tax obligation, including penalties and interest, was $114,552.75 as of March 1, 2025. The issuer has entered into a formal payment plan, with monthly installment payments and a final payment due by June 30, 2025. The lien will remain in place until the full lien balance is paid. Investors should be aware that noncompliance with the payment plan could result in further collection actions, including penalties or enforcement measures.

Prohibited Interests
Investors in the Company may not hold, directly or indirectly, any ownership or financial interest in a business or entity that possesses an alcoholic beverage license or permit which conflicts with, or would otherwise create a regulatory compliance issue for, the Company, including but not limited to: Bars, restaurants, brewpubs, nightclubs Liquor stores or convenience stores, Grocery stores or any e-commerce platform that sells alcoholic beverages to consumers, Alcoholic beverage wholesaler or distributor business. This restriction applies to alcoholic beverage licenses in California, all other U.S. states, and any other jurisdiction regardless of location.

Future Acquisitions
Investors who, after the date of investment, acquire an ownership or financial interest in an alcoholic beverage license or permit, or acquire an ownership or financial interest in a business entity licensed or permitted to conduct business involving alcoholic beverages, are required to promptly notify the Company in writing. The Company reserves the right to take appropriate action, including requiring divestment of any conflicting interest, rescission of the investment, or other measures necessary for the Company to maintain regulatory compliance.

Certification Requirement
By investing in this offering, investors will certify that they do not currently hold any direct or indirect ownership interest in an alcoholic beverage license that would create a regulatory compliance issue for the Company; and they will not acquire such an interest in the future without first obtaining written approval from the Company and securing any necessary regulatory clearance.

Enforcement
Failure to comply with these provisions may result in regulatory enforcement actions against the Company or its licenses. As such, the Company reserves the right to reject or unwind investments that create regulatory conflicts of any kind or nature whatsoever.

The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies.
These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Truckee Craft Brewing (Majority owned and managed by Andy and Alicia Barr)	15,000,000	Class A Units	100.0%

The Company's Securities

The Company has authorized Class A Units, and Class B Units. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Class B Units.

Class A Units

The amount of security authorized is 15,000,000 with a total of 15,000,000 outstanding.

Voting Rights

One vote per unit.

Material Rights

There are no material rights associated with Class A Units.

Class B Units

The amount of security authorized is 0 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Units.

Material Rights

Under the California Revised Uniform Limited Liability Company Act there isn't a statutory requirement to pre-authorize a fixed number of membership units before they are issued. Therefore, although the Company hasn't explicitly authorized any Class B Units, they are freely able to issue them.

What it means to be a minority holder

As a minority holder of Class B Units of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

We have NOT made any issuances of securities within the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was 5,111,826 compared to 4,579,189 in fiscal year 2024.

Our annual barrel-aged beer release, which is in early December, ended up partially pushing into January because of distributor consolidations and timing. Restaurant revenue is directly tied to the Truckee/Tahoe region as a whole, which was considerably down this year. Additionally, the restaurant was unexpectedly shut down for an extended time due to the property owner replacing the roof. None of these are considered a long term trend moving forward.

Cost of Sales

Cost of Sales for fiscal year 2023 was $2,953,257 compared to $2,611,230 in fiscal year 2024.

Cost of sales went down essentially proportionally to decrease in sales.

Gross Margins

Gross margins for fiscal year 2023 were $2,320,413. compared to $2,060,097 in fiscal year 2024.

Gross margins went down related to decrease in revenue.

Expenses

Expenses for fiscal year 2023 were $2,687,751 compared to $2,544,518 in fiscal year 2024.

Expenses are related to both revenue and efficiency of operation. For 2024 expenses went down partially related to the reduced traffic in the Truckee Tahoe region and partial to improved operational efficiency, specifically an improved labor profile.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows [will not] be indicative of the revenue and cash flows expected for the future primarily because of 1) the moving of the Truckee Social Club unit to a larger and better designed location, 2) the opening of the Reno location, 3) the opening of the Mammoth locations (all of which will be even more profitable than the historic DTC Truckee location), 4) volume increases in beer production and sales.. Past cash was primarily generated through operation and sales. A minority of the cash flow has been generated through equity investments in Truckee Craft Brewing S-corp. During Covid a minority of cash flow was generated through PPP and ERC government support related to COVID operating restrictions.

Our conservative goal is to increase the REVENUE RUN RATE of FiftyFifty to $15M by the end of 2025 with the new openings and to execute a full year at that revenue level in 2026. The breakdown in revenues here is $5M for the new

Truckee Pub, $5M for the new Mammoth Pub, $3M for the Reno pub and $2M for Manufacturing. Based on the historical mix of profitability from DTC and pubs vs Manufacturing and distribution, we expect FiftyFifty to have an EBITDA cash flow between $500k and $1,250,000 in 2026. This will improve in future years with more mature offerings, additional units and growth in distribution.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 31, 2025 the Company has a capital resource available of $517k due to us from the IRS for ERC credits filed in 2021, a $75k line of credit from Bluevine, and $13k cash on hand. Additionally we have, although we don't expect to need it, the operational capital support from Truckee Craft Brewing S-corp.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are not required for ongoing operations of the current scope, however the funds are required to successfully execute the new project openings.

These funds are required to support opening of new projects.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Our current operations earn ~$4.5M annually for funds. and We expect our 2025 Revenue without any crowd funding to be in line with previous years or little greater.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the company raises the minimum funding goal we can operate indefinitely. This is based on projected revenue and profit for 2025 and beyond. We are not a pre-revenue company.

How long will you be able to operate the company if you raise your maximum funding goal?

If the company raises the maximum funding goal, we will be able to operate indefinitely, however our ability to expand additional units and expand manufacturing through a more robust sales and marketing budget will increase. We will be able to increase revenue faster and more thoroughly take advantage of current market conditions.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated the following additional or alternative future sources of capital, although we will not take advantage of them if we raise near the maximum: Individual accredited investors. Lines of credit based on revenue and profitability. Personal loans from current shareholders including Alicia Barr and Andy Barr and Truckee Craft Brewing S-corp.

Indebtedness

- Creditor: Wells Fargo Bank
  Amount Owed: $539,784.00
  Interest Rate: 0.0%
  The Company had entered into a promissory note agreement with Wells Fargo Bank with an original loan amount of $1,570,900 in December 2016. The Company has an outstanding balance of $539,784 and $704,801 as of December 31, 2024 and December 31, 2023, respectively.

- Creditor: Andrew and Alicia Barr
  Amount Owed: $289,271.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 2028

The Company had a outstanding balance of $289,271 as of December 31, 2024, on a line of credit owed to Andrew and Alicia Barr. The loan is held by TCV (and S-Corporation) and only 25% of the loan balance is attributable to FiftyFifty LLC based on the Company's balance sheet. Accordingly, FiftyFifty LLC is responsible for 25% of the monthly payments, or $2,250 per month.

Related Party Transactions

- Name of Person: Andrew and Alicia Barr
  Relationship to Company: Manager(s), President, Chief Experience Officer, Principal Accounting Officer
  Nature / amount of interest in the transaction: The Company had a outstanding balance of $289,271 as of December 31, 2024, on a line of credit owed to Andrew and Alicia Barr.
  Material Terms: The loan is held by TCV (and S-Corporation) and only 25% of the loan balance is attributable to FiftyFifty LLC based on the Company's balance sheet. Accordingly, FiftyFifty LLC is responsible for 25% of the monthly payments, or $2,250 per month.

- Name of Entity: Truckee Craft Brewing
  Names of 20% owners: Andy and Alicia Barr
  Relationship to Company: Manager(s), President, Chief Experience Officer, Principal Accounting Officer
  Nature / amount of interest in the transaction: Truckee Craft Brewing is the parent company of the raising entity.
  Material Terms: Any and Alicia Barr's salaries will continue to come directly from Truckee Craft Brewing. Soon, however, there will be a monthly invoice from the S-Corp to the LLC for the pro-rata amount of the salary that was allocated to the LLC for that period. That amount will fluctuate month to month.

Valuation

Pre-Money Valuation: $15,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The Company has no convertible securities, options, warrants outstanding or shares reserved for issuance. This has been calculated on a fully diluted basis.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  92.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Inventory
  2.0%
  We will use 2% of the funds raised to purchase inventory for the Company’s food, beverage and brew ingredient COGS in preparation of opening of new pub locations

- Company Employment
  4.0%
  We will use 4% of the funds to hire key personnel for sales and marketing, including chain store specialist, and key territory sales positions. Wages to be commensurate with training, experience and position.

- StartEngine Reg CF Campaign Marketing
  1.0%
  We will use 1% of the funds to market the crowdfunding campaign.

- Leasehold Improvements

29.0%
We will use 29% of the funds raised to finish buildout of leasehold improvements and physical infrastructure of new pubs.

- Equipment
15.0%
We will use 15% of the funds raised to purchase kitchen, restaurant and brewing equipment for the new pub locations.

- Pub Staff Recruiting and Training
1.5%
We will use 1.5% of the funds raised to hire and train staff for new pub locations.

- Inter-Company Debt
9.0%
We will use 9% of the funds raised to payback intercompany debt for pre-opening related loans, equipment leases, rent for new units, inventory purchases, and other related costs.

- Opportunistic Brand and Capital Purchases
31.0%
We will use 31% of the funds raised to opportunistically purchase brewery brands and related assets that would have synergy with our own.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.fiftyfiftybrewing.com/ (fiftyfiftybrewing.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/fiftyfiftybrewing

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR FiftyFifty Brewing Company, LLC

[See attached]

FiftyFifty Brewing Company, LLC
(the "Company")
a California Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

Table of Contents

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: FiftyFifty Brewing Company, LLC Management

We have reviewed the accompanying financial statements of FiftyFifty Brewing Company, LLC (the Company) which comprise the statements of financial position as of December 31, 2024 & 2023 and the related statements of operations, statements of changes in members' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
March 27, 2025

FIFTYFIFTY BREWING COMPANY, LLC
STATEMENTS OF FINANCIAL POSITION

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets:		
Cash and Cash Equivalents	62,902	14,013
Accounts Receivable	125,511	159,451
Inventories	216,616	391,235
Other Current Assets	107,095	107,095
Total Current Assets	512,124	671,794
Non-Current Assets:		
Fixed Assets - net	1,195,559	1,225,719
Intangible Assets - net	194,920	202,608
ROU Asset - Operating Lease	572,031	706,246
ROU Asset - Finance Lease	165,430	265,662
Security Deposits	28,601	28,601
Total Non-Current Assets	2,156,541	2,428,836
TOTAL ASSETS	2,668,665	3,100,630
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	542,566	873,134
Payroll and Other Taxes Payable	554,335	412,488
Shareholders' Loan Payable - current	108,000	108,000
Short-Term Lease Liability - Operating Lease	140,685	135,170
Short-Term Lease Liability - Finance Lease	86,072	101,434
Other Current Liabilities	50,871	59,108
Total Current Liabilities	1,482,529	1,689,334
Non-Current Liabilities:		
Notes Payable	539,784	704,801
Shareholders' Loan Payable	181,271	359,664
Long-Term Lease Liability - Operating Lease	460,926	601,611
Long-Term Lease Liability - Finance Lease	85,849	171,921
Total Non-Current Liabilities	1,267,830	1,837,997
TOTAL LIABILITIES	2,750,359	3,527,331
EQUITY		
Members' Capital	4,627,906	3,288,660
Accumulated Deficit	(4,709,600)	(3,715,361)
TOTAL EQUITY	(81,694)	(426,701)
TOTAL LIABILITIES AND EQUITY	2,668,665	3,100,630

See Accompanying Notes to these Unaudited Financial Statements

FIFTYFIFTY BREWING COMPANY, LLC
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2024	**2023**
Net Sales	4,579,189	5,111,827
Cost of Goods Sold	2,611,230	2,953,257
Gross Profit	1,967,959	2,158,570
Operating Expenses		
General and Administrative Expenses	1,921,152	2,056,789
Payroll Expense	236,265	232,754
Operating Lease Expense	145,042	145,042
Amortization Expense - Finance Lease	100,232	110,991
Advertising and Marketing Expenses	21,013	31,079
Professional Fees	6,640	18,007
Total Operating Expenses	**2,430,344**	**2,594,662**
Total Loss from Operations	**(462,385)**	**(436,092)**
Other Income (Expense)		
Other Income	3,211	12,035
Interest Expense - Finance Lease	(4,109)	(6,050)
Total Other Income (Expense)	**(898)**	**5,985**
Earnings Before Income Tax, Depreciation & Amortization	**(463,283)**	**(430,107)**
Depreciation Expense	101,130	98,857
Amortization Expense	7,688	6,825
Provision for Income Tax	-	-
Net Loss	**(572,101)**	**(535,789)**

See Accompanying Notes to these Unaudited Financial Statements

FIFTYFIFTY BREWING COMPANY, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY

	Member's Capital		Retained Earnings	
	Units	$ Amount	(Deficit)	Total Member's Equity
Beginning balance at 1/1/23	100,000	3,138,658	(3,042,013)	96,645
Contribution	-	150,002	-	150,002
Distribution	-	-	-	-
Prior Period Adjustment	-	-	(137,559)	(137,559)
Net loss	-	-	(535,789)	(535,789)
Ending balance at 12/31/23	100,000	3,288,660	(3,715,361)	(426,701)
Contribution	-	1,339,246	-	1,339,246
Distribution	-	-	-	-
Prior Period Adjustment	-	-	(422,138)	(422,138)
Net loss	-	-	(572,101)	(572,101)
Ending balance at 12/31/24	100,000	4,627,906	(4,709,600)	(81,694)

See Accompanying Notes to these Unaudited Financial Statements

FIFTYFIFTY BREWING COMPANY, LLC
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2024	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	(572,101)	(535,789)
Adjustments to reconcile Net Loss to Net Cash provided by operations:		
Depreciation Expense	101,130	98,857
Amortization Expense	7,688	6,825
Prior period adjustments	(422,138)	(137,559)
Accounts Receivable	33,940	98,317
Inventories	174,619	19,314
Other Current Assets	-	(12,008)
Accounts Payable	(330,568)	211,127
Payroll and Other Taxes Payable	141,847	380,026
Decrease in Lease Liabilities	(2,157)	(378,599)
Other Current Liabilities	(8,237)	42,219
Total Adjustments to reconcile Net Loss to Net Cash provided by operations	(303,876)	328,519
Net Cash provided by (used in) Operating Activities	(875,977)	(207,270)
CASH FLOWS FROM AN INVESTING ACTIVITY		
Fixed Assets - net	(70,970)	(20,241)
Net Cash used in Investing Activities	(70,970)	(20,241)
CASH FLOWS FROM FINANCING ACTIVITIES		
Shareholders' Loan Payable	(178,393)	467,664
Notes Payable	(165,017)	(357,010)
Members' Capital	1,339,246	150,002
Net Cash provided by Financing Activities	995,836	260,656
Cash at the beginning of period	14,013	(19,132)
Net Cash increase for period	48,889	33,145
Cash at end of period	62,902	14,013

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

FiftyFifty Brewing Company, LLC began as a DBA under the S-Corporation of Truckee Craft Brewing (TCB), which was incorporated in February 2006, and began operations in May 2007. FiftyFifty Brewing Company, LLC spun off as its own LLC on October 08, 2014, under the state of California, still 100% owned and operated by TCB. The Company currently consists of a global craft beer production facility, based in Truckee CA and distributing nationwide as well as internationally, plus a flagship brewpub, also located in Truckee, CA.

The Company will conduct a crowdfunding campaign in 2025 to raise operating capital for expanding its sales team and for opening multiple new brewpub locations in CA and NV.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past three years from 2022 to 2024 and may continue to generate losses. Considering these factors, there is substantial doubt about the Company's ability to continue as a going concern.

The Company's management has evaluated this condition and has considered that under FiftyFifty Brewing LLC there are two business silos that are tracked separately for operations and accounting: consumer facing retail location (restaurants/pubs), and beer manufacturing for remote wholesale distribution. During the analyzed period the current pub/restaurant has been profitable every year. The beer manufacturing silo has shown a loss related to production below targeted profitable volume. The Company is raising funds to upgrade its current pub to a larger, higher volume location, and to open two new pubs/restaurants in key distribution demographics.

The company plans to generate additional revenue and profit from the three retail locations and to drive additional revenue and profit into the Beer Manufacturing silo through 1) supplying a portion of the beer into the retail locations and 2) increased market visibility, branding and localization in the key targeted distribution demographics.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $62,902 and $14,013 in cash as of December 31, 2024 and December 31, 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. Currently, Management does not deem it necessary to have an allowance for bad debts.

Inventory

Inventory consisted primarily of raw materials, inventory in-transit and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. The Company had an Inventory balance of $216,616 and $391,235 as of December 31, 2024 and December 31, 2023, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment as of December 31 is shown below.

Property Type	Useful Life in Years	2024	2023
Autos and Vehicles	5	15,249	15,249
Brewing Equipment	10-20	3,922,858	3,905,188
Leasehold Improvements	15	1,468,708	1,415,408
Restaurant Equipment & Fixtures	10	235,768	235,768
Construction in Process	15	50,952	50,952
Less Accumulated Depreciation		(4,497,976)	(4,396,846)
Totals		**1,195,559**	**1,225,719**

Intangible Assets

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the Intellectual Property and Licenses. The Company has an Intellectual Property and is being amortized on a straight-line basis over its estimated useful life which is determined to be 20 years. The Company also had a Liquor License which has no expiration and can be renewed indefinitely. This is not being amortized but instead subject to annual impairment testing. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's intangible assets as of December 31 is shown below.

Property Type	Useful Life in Years	2024	2023
Intellectual Property	20	156,332	156,332
Liquor License	-	109,110	109,110
Less Accumulated Amortization	-	(70,522)	(62,834)
Totals		**194,920**	**202,608**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company generates revenues by selling upscale pub-style food, craft beer, wine and spirits through full service dining, wholesale and retail, and also through web sales of merchandise, gift cards and craft beer. The Company's payments are generally collected at the time of service or sale and are net 30 terms for wholesale.

The Company's primary performance obligation is the production and delivery of world class craft beer for distribution to regional wholesalers, as well as to its own brewpub for direct to consumer sales and to provide guests with an exemplary dining experience.

Revenue is recognized at the time of service, sale and shipment of goods net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

General and Administrative

General and administrative expenses consist of expenses involved in general corporate functions, including insurance, business development, repairs and maintenance, travel expenses and other miscellaneous expenses and are charged as costs once incurred.

Payroll Expense

Payroll expense consists of payroll and related expenses for employees and independent contractors and are expensed as costs are incurred.

Advertising Expense

Advertising expenses associated with marketing the Company's services are expensed as costs are incurred.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of December 31, 2024 and 2023, the Company had an outstanding balance of $289,271 and $467,664, respectively, on a line of credit owed to Andrew and Alicia Barr. The total loan is payable in monthly installments of $9,000 through January 1, 2028. The loan is held by TCV (an S-Corporation), and only 25% of the loan balance is attributable to FiftyFifty LLC based on the Company's balance sheet. Accordingly, FiftyFifty LLC is responsible for 25% of the monthly payments, or $2,250 per month.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees except for finance and operating leases below.

Lessor Name	Start Date	End Date	Term	ROU Asset Life	Discount %	Classification
Reno Public Market. LLC	01/01/2022	02/17/2029	86	85	1.63%	Operating Lease
Alliance Funding Group2	02/16/2022	02/15/2027	61	60	2.03%	Finance Lease
Alliance Funding Group1	01/01/2022	10/24/2026	58	57	1.63%	Finance Lease
Stearns Bank	01/01/2022	08/16/2024	32	31	1.63%	Finance Lease
Pinnacle Capital Partners	01/01/2022	08/11/2024	32	31	1.63%	Finance Lease

The discount rate used in determining the right of use asset and lease liability was in reference from the U.S Department of Treasury Daily Treasury Par Yield Curve rate.

A summary of the finance and operating leases activity for the years ended December 31, 2024 and 2023 is as follows:

	Year Ended		Year Ended	
Lease expense	2024-12		2023-12	
Finance lease expense				
Amortization of ROU assets	100,232		110,991	
Interest on lease liabilities	4,109		6,050	
Operating lease expense	145,042		145,042	
Variable lease expense	-		-	
Total	249,383		262,082	
Other Information				
Operating cash flows from finance leases (i.e. Interest)	4,180		6,131	
Financing cash flows from finance leases (i.e. principal portion)	101,363		107,927	
Operating cash flows from operating leases	145,996		129,775	
ROU assets obtained in exchange for new finance lease liabilities	-		-	
ROU assets obtained in exchange for new operating lease liabilities	-		-	
Weighted-average remaining lease term in years for finance leases	2.04		2.89	
Weighted-average remaining lease term in years for operating leases	4.17		5.17	
Weighted-average discount rate for finance leases	1.88%		1.86%	
Weighted-average discount rate for operating leases	1.63%		1.63%	
Maturity Analysis	**Finance**	**Operating**	**Finance**	**Operating**
2024-12	-	-	105,543	145,996
2025-12	88,514	149,241	88,514	149,241
2026-12	82,383	149,241	82,383	149,241
2027-12	4,310	149,241	4,310	149,241
2028-12	-	149,241	-	149,241
2029-12	-	24,873	-	-
Thereafter	-	-	-	24,873
Total undiscounted cash flows	175,207	621,837	280,750	767,833
Less: present value discount	(3,286)	(20,226)	(7,395)	(31,052)
Total lease liabilities	171,921	601,611	273,355	736,781

NOTE 5 – LIABILITIES AND DEBT

Notes Payable - The Company had entered into a promissory note agreement with Wells Fargo Bank with an original loan amount of $1,570,900 in December 2016. The Company has an outstanding balance of $539,784 and $704,801 as of December 31, 2024 and December 31, 2023, respectively.

Shareholders' Loan Payable - see Note 3.

NOTE 6 – EQUITY

The Company is structured as a limited liability company, meaning that the financial responsibility of the Company's members regarding its financial commitments is restricted to the capital each member has invested in the Company.

The Company has net members' equity of $4,627,906 and $3,288,660 as of December 31, 2024 and 2023, respectively.

Truckee Craft Brewing, a California Corporation, the Member of the Company, holds a 100% percentage interest for the 100,000 membership units as of December 31, 2024 and 2023.

Limited Liability. The Members intend the Company to be a limited liability company under its Act. No Member shall take any action inconsistent with the express intent of the parties to this Agreement.

No Dissolution. Except as is otherwise specifically provided for in the Agreement, the death, temporary or permanent Incapacity, insanity, incompetency, Bankruptcy, expulsion, retirement, withdrawal or removal of any Member or the admission of additional Members shall not dissolve the Company.

Winding Up. On the dissolution of the Company, the Company shall engage in no further business other than that necessary to wind up the business and affairs of the Company. The Officers shall wind up the affairs of the Company, which shall include giving written Notice of the commencement of winding up by mail to all known creditors and claimants against the Company whose addresses appear in the records of the Company. After paying or adequately providing for the payment of all known debts of the Company (except debts owing to Members) the remaining assets of the Company shall be distributed or applied in the order of priority:

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 27, 2025, the date these financial statements were available to be issued.

The Company amended and restated its operating agreement effective January 01, 2025, whereby Truckee Craft Brewing, a California Corporation, has now a 100% percentage interest in the LLC owning 15,000,000 Class A units.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF FIFTYFIFTY BREWING COMPANY

Crafting Award-Winning Beer & Social Experiences

Founded in Truckee, FiftyFifty Brewing has been delivering craft beer excellence since 2007, with a global production facility, award-winning brews, and 100K+ annual pub guests.
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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


A 17-Year Legacy, A Future of Growth
*Image is a computer generated rendering of a planned location

$184,215 Raised

Get Equity
$1.00 Per Share

RAISED	INVESTORS
$184,215	32
MIN INVEST	**VALUATION**
$500	$15M

REASONS TO INVEST

- Proven Craft & Hospitality Model – A 17-year legacy of brewing excellence, award-winning beers (2018 GABF Brewery Group of the Year, multiple World Beer Cup medals, multiple European Beer Star medals), and a unique hybrid hospitality concept expanding to new locations.
- Experienced Leadership – Founded by industry veterans with deep expertise in brewing, hospitality, and business growth, backed by a strong operational track record.
- Expanding Market Presence – With distribution across 11 states and multiple countries, we are in the process of opening 2 brand new social club locations in Reno and Mammoth and which we believe has the potential to enhance brand visibility and may create additional revenue opportunities both through the social clubs and through distribution.

TEAM



Andy Barr • Manager
Andrew Barr has a MS in Electrical Engineering from UC Davis and worked at Hewlett Packard for almost 10 years. Andy was the cofounder of FiftyFifty Brewing, Truckee Craft Brewing, Drunken Monkey Sushi, Old Trestle Distillery. Andy has been the Chair of the Brewers Association Export Development Committee. See Resume in the uploaded Deck.
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Alicia Barr • Manager, President, Chief Experience Officer, Principal Accounting Officer
Alicia Barr has a MS in Mechanical Engineering from Stanford, and worked at Hewlett Packard for 10 years prior to co-founding FiftyFifty Brewing in 2007. She currently serves on the CCBA Board of Directors, is a former Mayor of Truckee, and is a 4-time world champion in Ultimate Frisbee.
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THE PITCH

Craft Beer, Elevated. Community, Redefined.

For 17 years, FiftyFifty Brewing has been crafting award-winning beer and redefining hospitality. What started as a local Truckee brewpub has grown into a globally recognized craft beer brand, with distribution across 11 states and multiple countries.

Now, we're embarking on our biggest expansion yet—relocating our flagship Truckee brewery, launching new Social Club brewpubs, scaling our production facility to support our goal of regional and national growth. This is your opportunity to invest in the future of craft beer and hospitality.


Bringing People Together Over Award-Winning Craft Beer
FiftyFifty Brewing isn't just a brewery—it's an experience. With 50+ awards, our craft beer is globally acclaimed. Now, we're expanding brewpub social clubs—where great beer, food, and community come together.
Most award-winning brewery of our size
2 new locations opening in 2025
100,000+ guests annually at our flagship pub
$3.5M+ in annual revenue at our original brewpub (2024)
Distribution in 11 states & 7 countries
Innovative Social Club Model blending hospitality & technology

image is a computer generated rendering of a planned location

FiftyFifty is redefining the craft beer experience with our innovative social club brewpubs—a place to drink, dine, and connect. Our hybrid hospitality model blends the best of craft beer culture with a welcoming, community-driven space, and best in class operationally efficient labor model. Whether you're a seasoned beer enthusiast or just looking for a great place to unwind, our brewpubs offer something for everyone

This craft beer focused third place - where individuals gather for conversation, relaxation, and community building – allows us to enhance customer loyalty, create a unique brand identity, and foster a sense of community that benefits both the customers and our business.

With a global production facility, a growing footprint, and a loyal following, we're bringing our passion for craft beer to more people than ever. This is your chance to be part of the next chapter in craft brewing.

Fully Scalable Production Facility



We operate a state-of-the-art, automated brewing facility with 10x growth potential through strategic expansion. Our facility includes:

- Automated brewhouse & tank farm
- Canning & bottling lines
- Quality control lab
- Specialized pasteurization (for certain styles). This allows us to increase production efficiently while maintaining the highest quality standards.

THE PROBLEM & OUR SOLUTION

The Problem

The Challenge in Craft Beer & Hospitality

The craft beer industry is highly competitive, with many breweries struggling to scale and create a lasting impact. Traditional brewpubs often face high labor costs and operational inefficiencies, limiting profitability and guest experience. Consumers seek high-quality, innovative beer in engaging social spaces, but few breweries successfully merge these elements.

Our Solution

How FiftyFifty Brewing Stands Out



FiftyFifty's Innovation
Hybrid Hospitality Model
A mix of table service, counter service & smart technology reduces labor costs while enhancing experience.
Social Club Experience
Cozy lounges, beer tastings, and event spaces make FiftyFifty a destination, not just a brewery.
Brand Trust & Awards
Over 50+ national & international awards make FiftyFifty stand out in a crowded market.
Scalable Production Facility
Fully scalable automated product facility with 10x growth potential in current facility.
Retail & Distribution Growth
New chain-store placements and distributor partnerships expand market reach.
ECLIPSE
IMPERIAL STOUT
HONEY

FiftyFifty Brewing combines award-winning craft beer with a hybrid hospitality model, offering an elevated social club experience that blends table service, counter service, and cutting-edge technology. With a lengthy track record, growing national and international distribution, and two new locations opening in 2025, our approach is designed to enhance customer experience and improve operational efficiency over time, though results may vary.

THE MARKET & OUR TRACTION

A Thriving Market Opportunity

The U.S. craft beer industry is a $28 billion market, fueled by consumers seeking premium, locally brewed beverages. Our innovative social club model taps into the massive $1.5 trillion restaurant and hospitality sector, offering a scalable, community-driven experience that blends exceptional craft beer with a welcoming social atmosphere.



A Market Poised for Expansion
Key Locations to Highlight
Truckee, CA (2007) – First Brewpub & HQ
Reno, NV (2025) – New Social Club
Mammoth Lakes, CA (2025) – New Social Club
Global Production Facility (2018) – Scaling operations
Distribution in 11 states & 7 countries – Expanding reach
2007
First brewpub opens in Truckee, CA
2018
Global production facility opens
2009
Small-scale distribution begins
2023
Record-breaking sales & new distributors signed
2026
6500 BBL/year production target reached
2025
Opening of 2 new Social Clubs + Moving the Truckee location downtown
2030
10+ Social Clubs + 20,000 BBL production goal
Stages of Expansion
Local Dominance (2010-2020) – Building brand in Truckee & Northern CA
Regional Growth (2020-2023) – Expanding into Reno & Northern NV
National Scaling (2023-2025) – Chain store partnerships & new distributors

**The future plans illustrated in this graphic are subject to change and are not guaranteed.*

The 4-Pronged Value of our Social Club Model

We are expanding by pairing a Social Club with the traditional beer distribution business. We believe there are significant synergies.

1. **Profitability Model** – We've developed a scalable approach that is designed to optimize profitability with each new Social Club and Pilot Brewery.
2. **Optimized Production** – We plan for each Social Club to brew some of its beer on-site, while our state-of-the-art global production facility in Truckee will handle larger volumes. This synergy increases distribution flow, giving us stronger leverage in contracts and sales.
3. **Economies of Scale** – Higher production volume from our Truckee facility is expected to drive down costs, which may improve unit economics and overall profitability.
4. **Strategic Market Expansion** – By placing Social Clubs and Pilot Breweries in key markets, we establish a strong local presence, boosting brand awareness and deepening customer engagement.

Proven Growth & Industry Recognition

With 17 years of brewing excellence, FiftyFifty Brewing has earned global recognition, winning numerous awards for quality and innovation.

17 Years of Excellence in Craft Beer

For 17 years, FiftyFifty Brewing has earned more key awards than any brewery of our size. Recognized as the 2018 GABF Brewery Group of the Year, we continue to win top honors worldwide, proving our commitment to craft and quality.

Special Awards

- 2018 Great American Beer Festival, Brewery Group of the Year
- 2016 RateBeer.com®, Top Brewers in the World
- 2015 Esquire Magazine® "Top Ten Beers You'll Never Taste"
- 2012 Beer Advocate®, Top Beers In The World
- 2009 Draft Magazine® Top 25 Beers
- "1001 Beers You Must Taste Before You Die" – By A. Tierney-Jones, N. Morrissey

Beer Awards

- 2024 European Beer Star Awards, Tahoe Pilz, Gold Medal, Bohemian-Style Pale Lager
- 2024 World Beer Cup Awards, Totality, Bronze Medal, Imperial Stout
- 2024 Brewers Cup of California, Tahoe Pilz, Gold Medal, Bohemian Pilsener
- 2024 Brewers Cup of California, CAPA (California Pale Ale), Silver Medal, American Pale Ale
- 2023 Great American Beer Festival, Tahoe Pilz, Bronze Medal, Bohemian Pilsener
- 2023 World Beer Cup Awards, Tahoe American Lager, Gold Medal, American Style Lager
- 2023 World Beer Cup Awards, Tahoe Pilz, Bronze Medal, Bohemian Pilsener
- 2022 US Beer Championships, Totality, Silver Medal, British Imperial Stout
- 2022 US Beer Championships, Donner Party Porter, Silver Medal, Robust Porter
- 2022 US Beer Championships, Eclipse Barrel Aged Imperial Stout, Gold Medal
- 2022 Best of Craft Beer Awards, Peak Pilz, Gold Medal, Hop Forward Lager
- 2022 Best of Craft Beer Awards, Tahoe Pilz, Silver Medal, Bohemian Pilsener
- 2022 Best of Craft Beer Awards, Eclipse Barrel Aged Imperial Stout, Gold Medal, Wood & Barrel Aged Stout
- 2022 Best of Craft Beer Awards, Eclipse Barrel Aged Imperial Stout, Gold Medal, Wood & Barrel Aged Specialty Stout
- 2021 US Open Beer Championships, BART (Barrel Aged Really Tasty), Silver Medal, Blended Barrel Aged Beer
- 2019 California Craft Brewers Cup, Alternate Ending, Gold Medal, German-Style Altbier
- 2019 California Craft Brewers Cup, Donner Party Porter, Silver Medal, Robust Porter
- 2019 California Craft Brewers Cup, Old Digs Malbec, Silver Medal, Wood and Barrel Aged Beer
- 2019 California Craft Brewers Cup, Oktoberfest, Bronze Medal, Märzen / Oktoberfest
- 2019 California State Fair, I Did It All For The Cookie, Gold Medal, Specialty Beer
- 2019 US Open Beer Championships, Trifecta, Silver Medal, Belgian Tripel
- 2018 Great American Beer Festival, Bananenhängematte, Gold Medal, German Wheat Ale
- 2018 Great American Beer Festival, I Did It All For The Cookie, Bronze Medal, Specialty Beer
- 2018 US Open Beer Championships, Donner Party Porter, Bronze Medal, Robust Porter
- 2018 Great American Beer Festival, Eclipse Barrel Aged Imperial Stout, Bronze Medal, Wood & Barrel Aged Strong Stout
- 2017 European Beer Star Awards, Eclipse Barrel Aged Imperial Stout, Gold Medal, Wood & Barrel Aged Strong Beer
- 2016 European Beer Star Awards, Totality, Bronze Medal, Imperial Stout
- 2016 Great American Beer Festival, Spring Fever, Silver Medal, Honey Beer
- 2016 European Beer Star Awards, Eclipse Barrel Aged Imperial Stout, Gold Medal, Wood & Barrel Aged Strong Beer
- 2015 European Beer Star Awards, Eclipse Barrel Aged Imperial Stout, Gold Medal, Wood & Barrel Aged Strong Beer
- 2015 Stockholm Beer & Whisky Festival, Eclipse Barrel Aged Imperial Stout, Gold Medal, Strong Porter/Stout
- 2015 Great American Beer Festival, Spring Fever, Bronze Medal, Honey Beer
- 2014 Shanghai Beer Awards, Eclipse Barrel Aged Imperial Stout, Bronze Medal, Dark Style Ales
- 2013 European Beer Star Awards, Totality, Bronze Medal, Imperial Stout
- 2012 World Beer Cup Awards, Donner Party Porter, Bronze Medal, Specialty Beer
- 2012 European Beer Star Awards, Eclipse Barrel Aged Imperial Stout, Gold Medal, Wood Aged Strong Beer
- 2012 European Beer Star Awards, Eclipse Barrel Aged Imperial Stout, Bronze Medal, Ultra Strong Beer
- 2011 European Beer Star Awards, Eclipse Barrel Aged Imperial Stout, Silver Medal, Wood Aged Beer
- 2010 European Beer Star Awards, Totality, Silver Medal, Imperial Stout

- 2010 Australian International Beer Awards, Totality, Gold Medal, Imperial Stout
- 2010 Australian International Beer Awards, Eclipse Barrel Aged Imperial Stout, Silver Medal, Wood Aged Beer
- 2009 Australian International Beer Awards, Eclipse Barrel Aged Imperial Stout, Silver Medal, Wood Aged Beer
- 2009 Great American Beer Festival, Totality, Bronze Medal, Other Strong Beer
- 2008 Great American Beer Festival, Totality, Bronze Medal, Other Strong Beer


WORLD BEER CUP
2023
GOLD AWARD
AMERICAN-STYLE LAGER
Tahoe
AMERICAN LAGER
CRAFT DOMESTIC LAGER
Tahoe PILZ
A CLASSIC PILSNER
WORLD BEER CUP
2023
BRONZE AWARD
BOHEMIAN-STYLE PILSENER

2023 World Beer Cup Bronze Awards, Tahoe American Lager, Gold Medal, American Style Lager
2023 World Beer Cup Awards, Tahoe Pilz, Bronze Medal, Bohemian Pilsener


EUROPEAN BEER STAR
AWARD CEREMONY
WINNER 2024
INTERNATIONAL BREWERIES' COMPETITION
THE BEER TASTING AWARD
European Beer Star
GOLD
EURO PEAN BEER STAR

2024 European Beer Star Award, Tahoe Pilz, Gold Medal, Bohemian-Style Pale Lager

With distribution across 11 states and multiple countries—including Europe, Asia, and Australia—we continue to expand our international presence.


FIFTYFIFTY BREWING CO
Established 2007 • Truckee, California
Tahoe PILZ
A CLASSIC PILSNER
Our flagship brewpub attracts over 100,000 guests annually, generating $3.5 million in revenue.

Expanding Our Reach in 2025

Strategic partnerships, such as collaborations with the Reno Aces and Palisades Ski Resort, have strengthened our brand. Looking ahead, we are planning to open three new social club locations in Truckee, Reno, and Mammoth as early as 2025, subject to regulatory and operational milestones, reflecting our commitment to crafting exceptional beer and redefining hospitality.

WHY INVEST

Invest in Craft Beer's Next Big Evolution!

Investing in FiftyFifty Brewing means joining a proven brand with a growing market presence. Your support may enable new social club expansions, expanded distribution, and further brand innovation.


ECLIPSE
Where Great Beer and
Great People Come Together

Our 17-year legacy, strong industry reputation, and scalable business model give us confidence in our long-term growth strategy.


Recognized by Industry Leaders & Beer Enthusiasts

Esquire Magazine ★★★★★

Esquire

"One of the Top Ten Beers You'll Never Taste."

Beer Advocate ★★★★★

"Eclipse may be THE nectar of the Gods. Every variety is equally amazing. The best stouts on earth."

RateBeer ★★★★★

"FiftyFifty's barrel-aged stouts are legendary. World-class beers that never disappoint."

Google Review ★★★★★

"Such a great vibe, good food, great service. A true staple stop whenever I'm in town."

**The above testimonials may not be representative of the opinions or the experiences of other customers and are not a guarantee of future performance or success.*

Join us as we continue to innovate in craft beer and hospitality.

Invest now and help us shape the future of craft beer!

ABOUT

HEADQUARTERS
11197 Brockway Rd., Suite 1
Truckee, CA 96161

WEBSITE
View Site

Founded in Truckee, FiftyFifty Brewing has been delivering craft beer excellence since 2007, with a global production facility, award-winning brews, and 100K+ annual pub guests.

TERMS

FiftyFifty Brewing Company

Overview

PRICE PER SHARE
$1

VALUATION
$15M

DEADLINE
Jul. 9, 2025 at 6:59 AM UTC

FUNDING GOAL
$20K - $1.24M

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

SHARES OFFERED
Class B Units

MIN NUMBER OF SHARES OFFERED
20,000

MAX NUMBER OF SHARES OFFERED
1,235,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$2,668,665	$3,100,630
Cash & Cash Equivalents	$62,902	$14,013
Accounts Receivable	$125,511	$159,451
Short-Term Debt	$512,124	$671,794
Long-Term Debt	$2,156,541	$2,428,836
Revenue & Sales	$4,579,189	$5,111,827
Costs of Goods Sold	$2,611,230	$2,953,257
Taxes Paid	$0	$0
Net Income	-$572,101	-$535,789

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Alcohol Beverage Wholesale or Retailer Licenses Notice

Holders of alcohol beverage wholesale or retailer licenses, and their employees, are prohibited from participating in this investment. By participating in this offering you confirm that you are not a wholesale or retail licensee nor are you employed by such a license.

Investment Incentives and Bonuses*

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 5% bonus units + membership in the Owners Club + a $200 gift card to be used at any of the FiftyFifty locations or on-line stores spread out equally over a 5 year period.

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 7% bonus units + membership in the Owners Club + a $400 gift card to be used at any of the FiftyFifty locations or on-line stores spread out equally over a 5 year period + a limited edition hat.

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 9% bonus units + membership in the Owners Club + a $600 gift card to be used at any of the FiftyFifty locations or on-line stores spread out equally over a 5 year period + a limited edition hat and jacket.

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 12% bonus units + membership in the Owners Club + a $800 gift card to be used at any of the FiftyFifty locations or on-line stores spread out equally over a 5 year period + a limited edition hat and jacket + private access to priority reservations + their name engraved on a barrel stave to be displayed in our brewery hall of fame at our flagship location in Truckee.

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 15% bonus units + membership in the Owners Club + a $1,000 gift card to be used at any of the FiftyFifty locations or on-line stores spread out equally over a 5 year period + a limited edition hat and jacket + private access to priority reservations + their name engraved on a barrel head to be displayed in our brewery hall of fame at our flagship location in Truckee.

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive 1% bonus units + membership in the Owners Club + a $150 gift card to be used at any of the FiftyFifty locations or on-line stores spread out equally over a 5 year period.

Tier 2 Perk: Invest $5,000+ and receive 2% bonus units + membership in the Owners Club + a $300 gift card to be used at any of the FiftyFifty locations or on-line stores spread out equally over a 5 year period + a limited edition hat.

Tier 3 Perk: Invest $10,000+ and receive 4% bonus units + membership in the Owners Club + a $450 gift card to be used at any of the FiftyFifty locations or on-line stores spread out equally over a 5 year period + a limited edition hat and jacket.

Tier 4 Perk: Invest $20,000+ and receive 6% bonus units + membership in the Owners Club + a $600 gift card to be used at any of the FiftyFifty locations or on-line stores spread out equally over a 5 year period + a limited edition hat and jacket + private access to priority reservations + their name engraved on a barrel stave to be displayed in our brewery hall of fame at our flagship location in Truckee.

Tier 5 Perk: Invest $50,000+ and receive 8% bonus units + membership in the Owners Club + a $750 gift card to be used at any of the FiftyFifty locations or on-line stores spread out equally over a 5 year period + a limited edition hat and jacket + private access to priority reservations + their name engraved on a barrel head to be displayed in our brewery hall of fame at our flagship location in Truckee.

All Investors who invest at least the minimum amount automatically become members of the Owners Club. Owners Club members enjoy:

- Annual State of the Industry Summit – Every year, Owners Club members are invited to an exclusive event at our flagship Truckee location. This event features:
- Keynote addresses from industry leaders discussing the future of craft beer and hospitality.
- FiftyFifty Brewing's inside look at business growth, expansion plans, and upcoming innovations.
- Exclusive barrel-aged beer tastings and first access to limited-edition experimental brews.
- Networking with fellow investors, founders, and top beer industry minds.
- Note: Every Owners Club member will get an invite, however depending on the space and capacity the event may overbook so priority would go towards the larger investors.
- First access to exclusive, limited edition beer releases.
- First access to any future funding rounds for FiftyFifty (if there are any).
- Special access (upon scheduling) to VIP tours and tastings.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

FiftyFifty Brewing Company, LLC will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Units at $1.00 / unit, you will receive 110 shares of Class B Units, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$1,000

Tier 1 Perk

Invest $1,000+ and receive 1% bonus units + membership in the Owners Club + a $150 gift card to be used at any of the FiftyFifty locations or on-line stores spread out equally over a 5 year period.

Select

$5,000

Tier 2 Perk

Invest $5,000+ and receive 2% bonus units + membership in the Owners Club + a $300 gift card to be used at any of the FiftyFifty locations or on-line stores spread out equally over a 5 year period + a limited edition hat.

Select

$10,000

Tier 3 Perk

Invest $10,000+ and receive 4% bonus units + membership in the Owners Club + a $450 gift card to be used at any of the FiftyFifty locations or on-line stores spread out equally over a 5 year period + a limited edition hat and jacket.

Select

$20,000

Tier 4 Perk

Invest $20,000+ and receive 6% bonus units + membership in the Owners Club + a $600 gift card to be used at any of the FiftyFifty locations or on-line stores spread out equally over a 5 year period + a limited edition hat and jacket + private access to priority reservations + their name

Select

$50,000

Tier 5 Perk

Invest $50,000+ and receive 8% bonus units + membership in the Owners Club + a $750 gift card to be used at any of the FiftyFifty locations or on-line stores spread out equally over a 5 year period + a limited edition hat and jacket + private access to priority reservations + their name

Select

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP → SUBMIT ORDER → FUNDS IN TRANSIT → FUNDS RECEIVED → FUNDS INVESTED

WHY STARTENGINE?

REWARDS
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SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have “cleared” by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of “closes” or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as ‘Invested’ on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED OPERATING AGREEMENT
for
FIFTYFIFTY BREWING COMPANY, LLC,
a California limited liability company

Effective January 1, 2025

THE SECURITIES REPRESENTED BY THE UNITS OR PERCENTAGE INTERESTS ISSUED PURSUANT TO THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS. THE COMPANY IS UNDER NO OBLIGATION TO REGISTER THE INTERESTS UNDER THE SECURITIES ACT IN THE FUTURE. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED OR REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THE AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS AND CONDITIONS WHICH ARE SET FORTH HEREIN. BASED UPON THE FOREGOING, EACH ACQUIRER OF AN INTEREST MUST BE PREPARED TO BEAR THE ECONOMIC RISK OF INVESTMENT THEREIN FOR AN INDEFINITE PERIOD OF TIME.

Table of Contents

AMENDED AND RESTATED OPERATING AGREEMENT
for
FIFTYFIFTY BREWING COMPANY, LLC,
a California limited liability company

This Amended and Restated Operating Agreement (the "*Agreement*") is entered into and effective as of January 1, 2025 by those Persons whose names and addresses are set forth in Exhibit A, attached hereto and incorporated by reference herein, and whose signatures appear on the counterpart signature page attached hereto (referred to generally as "*Member*" or "*Members*").

RECITALS

WHEREAS, FiftyFifty Brewing Company, LLC (the "Company") is an existing California limited liability company formed under the California Revised Uniform Limited Liability Company Act, whose Articles of Organization were filed with the California Secretary of State on October 8, 2014; and

WHEREAS, the Parties enter into this Agreement in order to provide for the governance of the Company and the conduct of its business and to specify the Unit Holders' relative rights and obligations; and

NOW THEREFORE, the Parties hereby agree as follows:

ARTICLE I
Definitions; Construction

1.1. The following capitalized terms used in this Agreement have the meanings specified in this Article or elsewhere in this Agreement and when not so defined shall have the meanings set forth in the Act:

a. *"Acceptable Identification Document"* means, with respect to a natural Person, one of the following documents validly issued to such Person: (i) a nonexpired U.S. passport issued by the U.S. government; (ii) a nonexpired U.S. state, local government, or Indian tribal identification document issued for the purpose of identifying such Person; (iii) a nonexpired U.S. state-issued driver's license; or (iv) if such Person does not have any of the documents listed in clauses (i) to (iii), a nonexpired passport issued to such Person by a foreign government.

b. "*Act*" means the California Revised Uniform Limited Liability Company Act (California Corporations Code Corporations Code sections 17701.01-17713.13), including amendments from time to time.

c. "*Affiliate*" shall mean, for any Person, (a) any Person directly or indirectly controlling, controlled by or under common control with the Person, (b) any other Person owning or controlling twenty-five percent (25%) or more of the outstanding equity or securities of the Person, by vote or value, (c) any officer, director or manager of the Person, or (d) if the Person is an officer, director, or manager, any Person for which the officer, director or manager acts in any similar capacity.

d. *"Agreed Price"* means, with respect to the purchase price of Units pursuant to the provisions of Article VIII of this Agreement, the purchase price agreed to between the party purchasing the Units and the Unit Holder (or the Unit Holder's successor or assign) selling the Units. If the purchasing party and Unit Holder (or successor or assign) fail to agree on a purchase price for the Units within sixty (60) days of the event which triggers the purchase option hereunder, then there is deemed to be no Agreed Price in effect under this circumstance.

e. "*Agreement*" means this Amended and Restated Operating Agreement, as originally executed effective as of the Effective Date, and as amended from time to time.

f. *"Appraised Price"* means, with respect to the purchase price of Units purchased under the provisions of Article VIII of this Agreement, the appraised Fair Market Value of the Units being purchased, as determined by one or more Qualified Appraisers. If there is no Agreed Price for the purchased of Units to be purchased under the provisions of Article VIII of this Agreement, then the selling party (or the selling party's successor in interest) shall appoint one Qualified Appraiser within forty (40) days, and the purchasing party(ies) shall appoint one Qualified Appraiser within such forty (40) day period. The two Qualified Appraisers shall within a period of ten (10) additional days, agree on and appoint an additional (i.e., third) Qualified Appraiser. The three Qualified Appraisers shall, within sixty (60) days after the appointment of the third Qualified Appraiser, determine the Fair Market Value of the Units, and submit a written report to all parties, and to the Company if the Company is not a party. The purchase price (i.e., the Appraised Price) shall be determined by disregarding the appraiser's valuation that diverges the greatest from each of the other two Qualified Appraiser's valuations. The arithmetic mean of the two remaining appraisers' valuations shall be the Fair Market Value of the Units to be purchased. Each party or parties shall pay for the services of the Qualified Appraiser selected by it (or them), plus one half of the fee charged by the third Qualified Appraiser.

g. "*Articles of Organization*" is defined in California Corporations Code section 17701.02(b), as applied to this Company.

h. "*Award*" shall have the meaning ascribed to it in Section 8.

i. "*Bankruptcy*" means, with respect to a Member (a) such Member makes an assignment for the benefit of creditors; (b) such Member files a voluntary petition in bankruptcy; (c) such Member is adjudged bankrupt or insolvent, or has entered against him or it an order for relief, in any bankruptcy or insolvency proceeding; (d) such Member files a petition or answer seeking relief for himself or itself any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation; (e) such Member files an answer or pleasing admitting failing to contest the material allegations of a petition filed against him or it in any proceeding of a nature described herein; (f) such Member seeks, consents to or acquiesces in the appointment of a trustee, receive or liquidator of the Member or of all or any substantial part of his or its properties; or (g) 120 days after the commencement of any proceeding against the Member seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation, if the proceeding has not been dismissed, or if within 90 days after the appointment without the Member's consent or acquiescence of a trustee, receiver or liquidator of a Member of all or any substantial part of the his or its properties, the appointment is not vacated or stayed, or within 90 days after the expiration of any such stay, the appointment is not vacated.

j. *"Beneficial Owner"* has the meaning set forth in the CTA.

k. "*Capital Account*" means, as to any Unit Holder, a separate account maintained and adjusted in accordance with Article III.

l. "*Capital Contribution*" shall mean the total value of cash and fair market value of property (including promissory note or other obligation) contributed and/or services rendered or to be rendered to the Company by Members.

m. "*Class A Member*" means a Member who owns Class A Units. As of the Effective Date of this Agreement the sole Class A Member is TCB.

n. "*Class A Unit*" is a unit of ownership interest in the Company which possesses all the rights of members in a limited liability company under the Act, including a Transferable Interest and Management Interest.

o. "*Class B Member*" means a Member who owns Class B Units. A Person making a direct investment in the Company in exchange for Class B Units is a "Member" in the Company, possessing only a Transferable Interest in the Company, as described in Section 17001(n) of the Act. Class B Units possess no Voting Rights.

p. *"Club"* means an association of individuals created and defined by the Company, membership in which entitles a Club Member to certain perquisites or benefits only enjoyed by Club Members.

q. "*Club Member*" means an individual who has been admitted by the Company, and remains, a member of a Club.

r. "*Club Membership*" means the membership in a Club held by an individual, who may or may not be a "Member" of, or "Unit Holder" in, the Company. Such a membership may be defined by or relate to the Company's business, operations and/or location(s). All aspects of a Club's establishment and operation, including but not necessarily limited to, its creation, eligibility for admission, conditions for continued membership, and the perquisites and/or benefits to which a Club Member is entitled, are within the sole and absolute discretion of the Company, and may be revoked or revised unilaterally, at any time and for any reason. To the extent Club Membership is offered to an individual by virtue of that individual's status as the member, owner or debtor of an Entity Member, such Club Membership, does not, by itself, deem the Club Member to be a Member or Unit Holder of the Company. By way of illustration and not limitation, a Club Membership may permit a Club Member to enjoy discounts in the Company's products or services, or participation in certain exclusive events.

s. "*Code*" or "*IRC*" means the Internal Revenue Code of 1986, as amended, and any successor provision.

t. "*Company*" refers to FiftyFifty Brewing Company, LLC, a California limited liability company.

u. "*Company Minimum Gain*" shall have the meaning ascribed to the term "Partnership Minimum Gain" in Regulations Section 1.704-2(d).

v. "*Contribution*" means, with respect to any Member, the amount of the money and the Fair Market Value of any property (other than cash) contributed to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take "subject to" under IRC section 752) in consideration of a Percentage Interest held by such Member. A Capital Contribution shall not be deemed a loan.

w. "*Corporations Code*" shall mean the California Corporations Code as amended from time to time, and the provisions of succeeding law.

x. "*Crowdfund*" refers to an Entity Member through which Crowdfund Investors invest indirectly in the Company, through an investment which qualifies as Crowdfunding.

y. "*Crowdfund Investor*" means an indirect investor in the Company by virtue of the Crowdfund Investor's investment in a Crowdfund.

z. "*Crowdfunding*" means the exemption from registration under §4(a)(6) of the Securities Act of 1933 (Securities Act) (15 USC §77d(a)(6)) for equity-based crowdfunding, as promulgated under the Securities and Exchange Commission's ("SEC's") final rules on October 30, 2015, titled "Regulation Crowdfunding," as amended in 2021 to broaden its availability. *See* 17 CFR §§227.100–227.503; SEC Release Nos. 33–9974, 34–76324 (Oct. 30, 2015); and SEC Release Nos. 33–10884, 34–90300 (Jan. 14, 2021).

aa. *"CTA"* means the Corporate Transparency Act (31 U.S.C. § 5336), enacted as part of the National Defense Authorization Act for Fiscal Year 2021, as amended, and the rules and regulations thereunder.

bb. *"CTA Information"* means, with respect to a natural Person: (i) the full legal name of such Person, including any suffix; (ii) their date of birth; (iii) their complete current residential street address, including any apartment or suite number; (iv) a unique identifying number from an Acceptable Identification Document issued to such Person; and (v) an image of such Acceptable Identification Document of sufficient quality that includes: (A) a legible image of such unique identifying number; and (B) a recognizable photograph of such Person.

cc. "*Defaulting Member*" shall have the meaning set forth in Section 3.3.

dd. "*Dissociation*" has the meaning set forth in Sections 17706.01, 17706.02, and 17706.03 of the Act.

ee. "*Encumber*" means the act of creating or purporting to create an Encumbrance, whether or not perfected under applicable law.

ff. "*Encumbrance*" means, with respect to any Units, or any element thereof, a mortgage, pledge, security interest, lien, proxy coupled with an interest (other than as contemplated in this Agreement), option, or preferential right to purchase.

gg. *"Entity Member"* means a Member that is not a natural Person.

hh. "*Expiration Date*" shall have the meaning ascribed to it in Section 8.4(a).

ii. "*Fair Market Value*" means, except as otherwise provided in this Agreement, with respect to any item of property of the Company, the item's adjusted basis for federal income tax purposes, except as follows:

i. The Fair Market Value of any property contributed by a Member to the Company shall be the fair market value of such property, as mutually agreed by the contributing Member and the Company; and

ii. The Fair Market Value of any item of Company property distributed to any Member shall be the fair market value of such item of property on the date of distribution, as agreed to by the distributee Member and the Company; and

iii. Fair Market Value for the purposes of Section 8.6 shall be the price at which the Units would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or to sell and both having reasonable knowledge of relevant facts.

jj. *"FinCEN"* means the Financial Crimes Enforcement Network of the U.S. Department of the Treasury.

kk. "*Fiscal Year*" shall mean the Company's tax year for tax reporting purposes, which shall be the calendar year.

ll. *"Incapacity" or "Incapacitated"* shall refers to an individual's incapability to fulfill his or her obligations as a Member – including but not limited to because of injury or physical or mental illness – with such inability existing for twenty (20) working days in the aggregate during any consecutive three (3) month period.

mm. *"Indirect Owner"* means, with respect to any Entity Member, any individual Person who from time to time, directly or indirectly, owns or controls any Ownership Interest (as defined under the CTA) in the Company through such Entity Member.

nn. "*Initial Member*" or "*Initial Members*" means those Persons whose names and addresses are set forth on Exhibit "A." A reference to an "Initial Member" means any of the Initial Members.

oo. "*Involuntary Transfer*" means, with respect to any Units, or any element thereof, any Transfer or Encumbrance, whether by operation of law, pursuant to court order, foreclosure of a security interest, execution of a judgment or other legal process, or otherwise, including a purported transfer to or from a trustee in bankruptcy, receiver, or assignee for the benefit of creditors.

pp. "*Liquidity Event*" means the sale or disposition of all, or substantially all, of the Company's assets.

qq. "*Losses*." *See* "Profits and Losses."

rr. "*Majority of Members*" or "*Majority Vote*" or "*Majority Interest*" means a Member or Members whose Class A Units represent more than fifty percent (50%) of the Class A Unit Percentage Interests of all the issued and outstanding Class A Units. Notwithstanding the foregoing, a "*Majority of Class B Members*" means a Member or Members whose Class B Units represent more than fifty percent (50%) of the Class B Unit Percentage Interests of all the issued and outstanding Class B Units.

ss. "*Manager*" is the Person chosen by the Members in accordance with the provisions set forth under Article V of this Agreement. The Manager is vested with authority to act on behalf of the Company for all purposes in the performance of the Company's day-to-day management affairs.

tt. "*Meeting*" is described under Article V with respect to a meeting called by a Manager, and Article IV with respect to a meeting called by a Member(s).

uu. "*Member*" means an Initial Member, a Person who acquires Class A or Class B Units directly from the Company, or a Person who has acquired a Transferable Interest and has been admitted as a Substituted Member in the Company, and who remains a Member.

vv. "*Membership Interest*", "*Unit(s)*", or "*Unit(s) of ownership in the Company*" shall mean a Person's entire interest in the Company consisting of, in the case of a Class A Units, such Member's Transferable Interest, Voting Rights, and inspection rights; and, in the case of Class B Units, such Person's Transferable Interest and inspection rights.

ww. "*Member Nonrecourse Debt*" shall have the meaning ascribed to the term "Partner Nonrecourse Debt" in Regulations Section 1.704-2(b)(4).

xx. "*Net Asset Value*" shall mean, with respect to the Company, the excess, if any, at the time of determination (x) the aggregate Fair Market Value of the Company's assets over (y) the aggregate liabilities of the Company, in each case determined in accordance with GAAP.

yy. "*Net Cash Flow*" means, with respect to any fiscal period, the excess of operating revenues, investment income, income from Affiliates, and other receipts over operating expenses and other expenditures for such fiscal period, decreased by (a) any amounts added to Reserves during such fiscal period, and increased by (b) the amount (if any) of allowances for cost recovery, amortization or depreciation with respect to property of the Company for such fiscal period, and (c) any amounts withdrawn from Reserves during such fiscal period.

zz. "*Nonrecourse Liability*" shall have the meaning set forth in Regulation Section 1.752-1(a)(2).

aaa. "*Notice*" means a written notice required or permitted under this Agreement. A notice shall be deemed given or sent when deposited, as certified mail or for overnight delivery, postage and fees prepaid, in the United States mails; when delivered to Federal Express, United Parcel Service, DHL Worldwide Express, or Airborne Express, for overnight delivery, charges prepaid or charged to the sender's account; when personally delivered to the recipient; when transmitted by electronic means, and such transmission is electronically confirmed as having been successfully transmitted; or when delivered to the home or office of a recipient in the care of a person whom the sender has reason to believe will promptly communicate the notice to the recipient. Any notice to the Company shall be sent to the Company's principal office currently located at 11197 Brockway Road, #1, Truckee, CA 96161.

bbb. "*Option Date*" shall have the meaning ascribed to it in Section 8.7.

ccc. "*Party*" means the Persons who are bound by the provisions of this Agreement, including Unit Holders owning Class A Units and/or Class B Units, regardless of whether such Units are owned as of the effective date of this Agreement, or acquired after the effective date with the Unit Holder having agreed to be bound by the provisions of this Agreement, and the Company itself. Each Unit Holder or Transferee of a Unit Holder, and the Company, are each a "Party" to this Agreement, and are collectively the "Parties".

ddd. i) "*Percentage Interest*" means, for purposes of allocations and distributions of Profits and Losses other than arising from and related to a Liquidity Event, a fraction, expressed as a percentage, the numerator of which equals the number of Class A Units owned by a Class A Member or Transferee of Class A Units owning a Transferable Interest, and the denominator of which equals the total Class A Units owned by all Class A Members and Transferees of Class A Units in the Company; ii) "*Percentage Interest*" means, for purposes of allocations and distributions of Profits and Losses arising from and relating to a Liquidity Event, means a fraction, expressed as a percentage, the numerator of which equals the number of Units owned by a Unit Holder, and the denominator of which equals the total Units owned by all Unit Holders in the Company; and iii) "*Percentage Interest"*, for purposes of determining the percentage of Class A Units voting in favor of a particular issue calling for a vote, means a fraction, expressed as a percentage, the numerator of which equals the number of Class A Units owned by a Member, and the denominator of which equals the total Class A Units owned by all Members in the Company.

eee. "*Person*" means an individual, partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

fff. "*Profits and Losses*" means the income, gain, loss, deductions and credits of the Company in the aggregate or separately stated, as appropriate, determined in accordance with the method of accounting selected by the Manager at the close of each Fiscal Year on the Company's information tax return filed for federal income tax purposes.

ggg. "*Proxy*" means a written authorization signed or an electronic transmission authorized by a Member or the Member's attorney-in-fact giving another Person the power to exercise the voting rights of that Member. "Signed," for the purpose of this section, means the placing of the member's name on the proxy (whether by manual signature, typewriting, telegraphic or electronic transmission, or otherwise) by the member or member's attorney-in-fact. A proxy may be transmitted by an oral telephonic transmission if it is submitted with information from which it may be determined that the proxy was authorized by the member, or by the member's attorney-in-fact.

hhh. *"Purchase Price"* refers to the purchase price of Units being purchased pursuant to the purchase options set forth within this Agreement. The Purchase Price is equal to the Agreed Price if there is one, if one can be determined; and to the extent an Agreed Price cannot be derived, then the Purchase Price equals the Appraised Price.

iii. *"Qualified Appraiser"* means an appraiser who, in the performance of his or her duties as an appraiser, is capable of competently assessing the economics of the industry of which the Company is a part, the Company's competitive market position, the economic environment of the market served, the experience and capability of management and the assembled work force, and the effect of changes in these considerations after the occurrence of a Triggering Event.

jjj. "*Record Date*" has the meaning ascribed to it in Section 4.10.

kkk. "*Related Person*" means any officer, director, manager, shareholder, member, partner, employee, attorney, agent (or other representative) of a Member, Manager or Affiliate.

lll. "*Reserves*" means the reserves established and maintained from time to time by the Manager, in amounts considered adequate and sufficient from time to time by the Manager to pay taxes, fees, insurance or other costs and expenses incident to the Company's business.

mmm. "*Regulations*" or "*Reg*" means the income tax regulations promulgated by the United States Department of the Treasury and published in the Federal Register for the purpose of interpreting and applying the provisions of the Code, as such Regulations may be amended from time to time, including corresponding provisions of applicable successor regulations.

nnn. "*Securities*" shall mean debt, equity and synthetic securities of any type, including instruments evidencing loans entered into by the Company in the ordinary course of business.

ooo. "*Selling Member*" shall have the meaning ascribed to it in Section 8.3.

ppp. "*Shortfall Amount"* is defined in Section 3.3.

qqq. "*Substituted Member*" is defined in Section 8.8.

rrr. "S*uccessor in Interest*" means an Assignee, a successor of a Person by merger or otherwise by operation of law, or a transferee of all or substantially all of the business or assets of a Person.

sss. "*Super-Majority of Members*" or "*Super-Majority Vote*" or "*Super-Majority Interest*" means a Member or Members whose Class A Unit Percentage Interest(s) represents more than sixty-six and two-thirds percent (66 2/3%) of all the issued and outstanding Class A Units of all the Class A Members.

ttt. "*Tax Matters Representative*" means the individual appointed to represent the Company and its Members in all tax matters, as provided in Section 6.5. Until replaced or removed, the Tax Matters Representative is Andrew Barr.

uuu. *"TCB"* means Truckee Craft Brewing, a California corporation.

vvv. "*Transfer*" means, with respect to Units, or any element of a Member's Units, any sale, assignment, gift, Involuntary Transfer, or other disposition of Units or any element of such Units, directly or indirectly, other than an Encumbrance that is expressly permitted under this Agreement.

www. "*Transferee*" means a Person who has acquired a Member's Transferable Interest in the Company, by way of a Transfer in accordance with the terms of this Agreement, but who has not become a Member.

xxx. "*Transferring Member*" means a Member who by means of a Transfer has transferred a Transferable Interest in the Company to a Transferee.

yyy. "*Transferable Interest*" means a Person's right to share in the income, gains, losses, deductions, credit or similar items of, and to receive distributions from, the Company, represented by that Person's Class A or Class B Units, to receive distributions from the Company in accordance with this Agreement, comprised of the economic rights normally represented by a Membership Interest but not necessarily including Voting Rights, which are only a feature of Class A Units.

zzz. "*Triggering Events*" is defined in Section 8.3.

aaaa. "*Unit Holder*" means any Person who owns Class A Units, Class B Units or a Transferable Interest.

bbbb. "*Unreturned Capital Contribution*" shall mean, for each Member, the excess, if any, of such Member's Contribution over the aggregate distributions made to such Member pursuant to this Agreement. For purpose of the preceding sentence, distributed property shall be valued at Fair Market Value (determined as of the time of distribution and of net liabilities secured by such property that the Member assumes or to which the Member's ownership of the property is subject).

cccc. "*Voting Rights*" means, with respect to a Member holding Class A Units, the right to vote or participate in the management of the Company. The Voting Rights inherent in Class A Units shall be proportional to the Class A Units' Percentage Interest, determined as among the Class A Units alone. A

Class A Member's Voting Rights may be exercised by means of a written consent or approval, a vote cast at a Meeting by ballot, or by a voice vote taken at a Meeting.

1.2. Interpreting the Agreement. Except to the extent that the context otherwise requires:

a. when a reference is made in this Agreement to an Article, Section, Subsection, Exhibit, Schedule, the Preamble or Recitals, such reference is to an Article, Section or Subsection of, an Exhibit or Schedule or the Preamble or Recitals to, this Agreement unless otherwise indicated, and is automatically incorporated into this Agreement by reference;

b. the article, section, and paragraph titles and headings contained in this Agreement are inserted as a matter of convenience and for ease of reference only and shall be disregarded for all other purposes, including the construction or enforcement of this Agreement or any of its provisions;

c. the words "example," "means," "include," "includes," "including" (or antonyms or similar terms) are deemed to be followed by the words "without limitation";

d. the words "hereof," "herein" and "hereunder" and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

e. any gender-specific reference in this Agreement include all genders;

f. the definitions contained in this Agreement are applicable to the other grammatical forms of such terms;

g. a reference to any legislation or to any provision of any legislation will include any modification, amendment or re-enactment thereof, any legislative provision substituted therefore and all rules, regulations and statutory instruments issued or related to such legislation;

h. if any action is to be taken by any Party pursuant to this Agreement on a day that is not a Business Day, such action will be taken on the next Business Day following such day;

i. references to a Person are also to its permitted successors and assigns (whether pursuant to testamentary disposition, the laws of descent and distribution or otherwise);

j. "ordinary course of business" (or similar terms) will be deemed followed by "consistent with past practice";

k. "will" will be construed to mean the action referred to is mandatory or impose obligations or duties on a party and the word "shall" will have the same meaning as the word "will"; and

l. the Parties have participated jointly in the negotiation and drafting hereof; if any ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision hereof; no prior draft of this Agreement nor any course of performance or course of dealing will be used in the interpretation or construction hereof.

ARTICLE II
Organization

2.1. Articles. The Articles of Organization for the Company were filed with the California Secretary of State on October 8, 2014, Secretary of State entity number: 201429010342. The rights and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights or obligations of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall to the extent permitted by the Act, control.

2.2. Principal Office. The principal executive office of the Company shall be at 11197 Brockway Road, #1, Truckee, CA 96161, or such other place or places as may be determined by the Manager from time to time.

2.3. Registered Agent. The current agent for service of process on the Company is Buchanan Law Group, a Professional Corporation. The agent may resign at any time, in which case the Manager shall become the agent for service of process. In the event the Manager is unwilling or unable to serve in the role of agent for service of process, a Majority of Members shall agree upon a new agent for service of process. If no such agreement can be reached, then the Secretary of State shall become the agent for service of process for the Company. The Manager may replace the agent for service of process at any time, without the consent of the Members.

2.4. Primary Purpose. The Company was formed primarily for the purpose of owning and operating a brewery and restaurant and such other business activities as shall be approved by the Members from time to time. The Company shall be authorized to engage in any other lawful activity, whether or not such activity is associated with such primary purpose.

2.5. Asset Ownership. All assets of the Company, whether real or personal, shall be held in the name of the Company.

2.6. Term. The term of existence of the Company commenced on the effective date of filing of Articles of Organization with the California Secretary of State, and shall continue until terminated by the provisions of this Agreement, the Articles or as provided by law.

2.7. Manager. Andrew Barr shall be the manager of the Company ("*Manager*"). Except as is otherwise specifically provided for in this Agreement, the death, temporary or permanent incapacity, insanity, incompetency, Bankruptcy, expulsion, retirement, Dissociation or removal of any Member or Manager or the admission of additional Members or a Manager shall not dissolve the Company. It is acknowledged that Barr is also a shareholder, officer and director of TCB.

2.8. Insurance. The Company may carry such liability insurance and/or business insurance to insure against risks associated with the conduct of business, as the Members shall determine in their sole discretion. The Company also may purchase and maintain insurance for any manager, member, officer, employee, or other agent of the Company acting in those capacities (1) against any liability asserted against them, (2) against any liability incurred by them, pursuant to the provisions of Corp. Code §17704.08, and (3) arising out of such Person's status as any of the foregoing, whether or not the Company would have the power to indemnify such Person against such liability under the provisions of Article X or applicable law.

2.9. Limited Liability Company. The Members and Unit Holders intend the Company to be a limited liability company under the Act. No Member or Unit Holder shall take any action inconsistent with the express intent of the parties to this Agreement.

2.10. Addresses of Members. The names and respective addresses of the Members are as set forth in Exhibit "A". A Member may change such Member's address upon notice thereof to the Manager.

2.11. Amendment of Articles of Organization. The Articles may be amended, unless otherwise required by the Act, by the Manager, or with the consent of a Majority of Members.

2.12. Reimbursement of Expenses of Organization. The Members hereby authorize the Company to pay its legal and other expenses with respect to its organization and to reimburse any Person advancing funds for that purpose.

2.13. No Dissolution. Except as is otherwise specifically provided for in this Agreement, the death, temporary or permanent Incapacity, insanity, incompetency, Bankruptcy, expulsion, retirement, Dissociation or removal of any Member or the admission of additional Members shall not dissolve the Company.

ARTICLE III
Capitalization

3.1. Initial Contribution. Each Member shall contribute cash, assets or specialized skills set forth opposite such Member's name on Exhibit A as such Member's initial Capital Contribution. The Fair Market Value of each item of contributed property as agreed between the Company and the Member contributing such property is set forth in Exhibit A. Exhibit A shall be revised to reflect any additional Capital Contributions made in accordance with Section 3.2.

3.2. Additional Capital Contribution. No Member shall be required to make any additional capital contributions.

3.3. Capital Accounts. An individual Capital Account shall be maintained for each Member consisting of that Member's total Contribution, (a) increased by the Member's share of Profits, (b) decreased by the Member's share of Losses, and (c) adjusted as required in accordance with applicable provisions of the Code and Regulations. If a Members transfers all or part of such Member's Membership Interest in accordance with this Agreement, such Member's Capital Account attributable to the transferred Membership Interest shall carry over to the new owner of such Membership Interest pursuant to Regulations Section 1.704-1(b)(2)(iv)(1). Exhibit B sets forth a general illustration of how capital accounts should be maintained.

3.4. Withdrawal of Capital. No Member shall be entitled to withdraw any part of the Member's Contribution or to receive any distribution, whether of money or property from the Company, except as provided in this Agreement.

3.5. No Interest. No interest shall be paid on funds or property contributed to the capital of the Company or on the balance of a Member's Capital Account, except as provided in this Agreement.

3.6. No Priority. Except as set forth herein, no Member shall have priority over any other Member, with respect to the return of a Contribution, or distributions or allocation of income, gain, losses, deduction, credits, or items thereof.

ARTICLE IV
Members and Voting

4.1. Membership. There shall be two classes of membership – Class A and Class B. No Member of a particular class shall have any rights or preference in addition to or different from those possessed by any other Member within that same class, except as otherwise provided in this Agreement. The Members shall have only the management, control or voting power with respect to the Company and its affairs specifically as expressly provided in this Agreement or required by the Act. Each Class A Member shall Vote in proportion to the Member's Class A Unit Percentage Interest as of the governing Record Date.

4.2. Limited Liability of Members. A Member shall not be bound by, or be personally liable for, the expenses, liabilities, or obligations of the Company, whether that liability or obligation arises in contract, tort or otherwise.

4.3. Admission of Additional Members.

a. No Person shall be admitted as a Member of the Company unless the Manager approves of the admission of such Person as a new Member. Any Transferee of a Member is only a Unit Holder possessing a Transferable Interest, unless and until such Unit Holder is admitted as a Substitute Member.

b. The Manager may admit to the Company additional Members to help fund the operations of the Company, or for any other purpose the Manager should determine in the Manager's discretion. Any additional Members as shall obtain Membership Interests and will participate in the management, Profits, Losses, and distributions of the Company on such terms as are determined by the Manager and this Agreement. It is acknowledged and understood that the acceptable of additional Members will likely have the effect of reducing the Percentage Interest of existing Unit Holders. The new Member shall pay in his, her or its Contribution in accordance with Article III and any other reasonable requirements conditioning the Contribution, and the Manager shall establish a Capital Account which shall be credited with the Contribution of the new Member, Exhibit "A" shall be revised accordingly.

c. Upon admission of a new Member in accordance with the Act or this Agreement, in the discretion of the Manager, there shall be a special closing of the books solely for the purposes of determining the value of the Company's investments on such date by whatever methods the Manager, in his sole and absolute discretion, considers reasonable, and the Capital Accounts of the existing Members shall be adjusted accordingly.

d. Upon admission of a new Member, the Manager shall take all actions necessary, including preparing any filings to be made with the Securities and Exchange Commission or with any applicable State, to comply with Federal securities laws or BlueSky laws. If the new Member is a California resident, the Manager shall timely file a Form 25102(f), if applicable, regarding the sale of Membership Interests to the new Member.

4.4. Transactions with the Company. Subject to any limitations set forth in this Agreement and with prior approval of the Majority of Members or the Manager who are not interested in or otherwise entitled to direct or indirect remuneration in connection therewith, after full disclosure of the Member's involvement, a Member may lend money to or transact other business with the Company.

4.5. Remuneration to Members. Except as otherwise authorized by the Manager, no Member is entitled to remuneration for acting in the Company business, solely as a result of that individual's status as a Member, Manager, or officer of the Company.

4.6. Members are not Agents. Pursuant to Section 5.1 and the Articles, the management of the Company is vested in the Manager. A Member who is not a Manager shall have no power to participate in the management of the Company except as expressly authorized by this Agreement or the Articles and except as expressly required by the Act. A Member who is not a Manager is neither an agent of the Company nor does he or she, unless expressly and duly authorized in writing to do so by the Manager, have any power or authority to bind or act on behalf of the Company in any way, to pledge its credit, to execute any instrument on its behalf or to render it liable for any purpose.

4.7. Voting Rights. Except as expressly provided in this Agreement or the Articles or the Act, Members shall have no voting, approval, or consent rights. Members shall have the right to approve or disapprove of matters as specifically stated in this Agreement; otherwise, the Manager is vested with the sole authority. Except as otherwise set forth in this Agreement, in all matters in which a vote, approval or consent of the Members is required, a vote, consent or approval of a Majority of Members shall be sufficient to authorize or approve such act. Except as otherwise provided in this Agreement, all votes, approvals and consents of the Members may be given or withheld, conditioned or delayed as the Members may determine in their sole discretion.

4.8. Certificates Evidencing Interests. The Company may issue to every Member of the Company a certificate signed by the Manager specifying the Membership interest of such Member. If a certificate representing a Member's Interests is worn out or lost, it may be renewed on production of such worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by resolution of the Manager or, if there is no Manager then in office, of a Majority of Members. To the extent no certificate has been issued to represent a particular Member's interest, then the Company and Members may rely on the most recent version of Exhibit A as the representation of a Member's Membership Interest in the Company.

4.9. Meeting of Members. There is no affirmative requirement that Members ever conduct a formal meeting. However, if a Meeting is desired, such Meeting shall be called, noticed and conducted, proxies may be delivered, and actions may be taken by the Class A Members without a meeting, in accordance with Corp. Code sections 17704.07(f) through 17704.07(q), as amended from time to time. Decisions may be reached through one or more informal consultations followed by agreement among the required Percentage Interest of Class A Members or by a written consent signed by the required Percentage Interest of Class A Members. At all Meetings of Members, a Class A Member may Vote in person or by Proxy. Such Proxy shall be filed by any Class A Member at the principal executive office of the Company. In the event that Class A Members wish to hold a formal meeting (a "*Meeting*") for any reason, the following procedures shall apply:

a. Any Class A Members who collectively hold twenty-five percent (25%) of all Units of ownership in the Company may call a Meeting of the Class A Members by giving Notice of the time and place of the Meeting at least forty-eight (48) hours prior to the time of the holding of the Meeting. The Notice need not specify the purpose of the Meeting, or the location if the Meeting is to be held at the principal executive office of the Company.

b. Attendance by a Majority of Members shall constitute a quorum for the transaction of business at any Meeting of the Class A Members.

c. The transactions of the Members at any Meeting, however called or noticed, or wherever held, shall be as valid as though transacted at a Meeting duly held after call and notice if a quorum is present and if, either before or after the Meeting, each Member not present signs a written waiver of Notice, a consent to the holding of the Meeting, or an approval of the minutes of the Meeting.

d. Members may participate in the Meeting through the use of a conference telephone or similar communications equipment, provided that all Members participating in the Meeting can hear one another.

e. The Members shall keep or cause to be kept with the books and records of the Company full and accurate minutes of all Meetings, Notices, and waivers of Notices of Meetings, and all written consents in lieu of Meetings.

4.10. Record Date. The record date for determining the Class A Members entitled to Notice of any Meeting, to vote, to receive any distribution, or to exercise any right in respect of any other lawful action, shall be the date set by the Manager and, if there is none, a Majority of the Members, provided that such record date shall not be more than sixty (60), nor less than ten (10) days prior to the date of the Meeting, nor more than sixty (60) days prior to any other action. In the absence of any action setting a record date the record date shall be determined in accordance with California Corporations Code section 17104(k).

4.11. Actions by Written Consent Without a Meeting. Any action that may be taken at a meeting of Members may be taken without a meeting, if a consent in writing setting forth the action so taken, is signed and delivered to the Company within sixty (60) days after the record date for the action by Members having not less than the minimum number of votes that would be necessary to authorize or take that action at a meeting at which all Members entitled to vote on the action at a meeting were present and voted. All such consents shall be filed in the minute book of the Company.

Unless the consents of all Members entitled to vote have been solicited in writing, (a) Notice of any Member approval of an amendment to the Articles or this Agreement, a dissolution of the Company as provided in Corp. Code section 17707.01, or a merger of the Company as provided in Corp. Code section 17710.10, without a meeting by less than unanimous written consent shall be given at least ten (10) days before the consummation of the action authorized by such approval, and (b) prompt notice shall be given of the taking of any other action approved by Members without a meeting by less than unanimous written consent, to those Members entitled to vote who have not consented in writing. Any Member giving a written consent, or the member's proxy holder, may revoke the consent personally or by proxy by a writing received by the Company prior to the time that written consents of Members having the minimum number of votes that would be required to authorize the proposed action have been filed with the Company, but may not do so thereafter. This revocation is effective upon its receipt at the principal office of the Company required to be maintained pursuant to Corp. Code section 17701.13.

4.12. Members May Participate in Other Activities. Subject to any contrary agreement with the Company, each Member of the Company, either individually or with others, shall have the right to participate in other business ventures of every kind, whether or not such other business ventures compete with the Company. No Member, acting in the capacity of a Member, shall be obligated to offer to the Company or to the other Members any opportunity to participate in any such other business venture. Neither the Company nor its Members shall have any right to any income or profit derived from any such other business venture of a Member.

4.13. Loans by Members to the Company. No Member shall be obligated to lend money to the Company. Any loan by a Member to the Company with the required approval of the Manager shall be separately entered on the book of the Company as a loan to the Company and not as a capital contribution, shall bear interest at such rate as may be agreed upon by the lending Member and Manager, and shall be evidenced by a promissory note duly executed by a Manager (excluding the lending Member) on behalf of the Company and delivered to the lending Member.

4.14. Loans by the Company to Members. Any loans from the Company to any Member shall be approved by the Manager and shall be evidenced by a promissory note duly executed by the Member and signed by a Manager (excluding the lending Member) on behalf of the Company.

ARTICLE V
Management and Control of the Company

5.1. Management by a Manager. The business, property and affairs of the Company shall be managed exclusively by the Manager. The Manager shall have all necessary powers to manage and carry out the purposes, business, property, and affairs of the Company, including, without limitation, the power to exercise on behalf and in the name of the Company all of the powers described in the Corp. Code section 17701.05. Except for situations in which the approval of the Members is expressly required by the Articles or this Agreement, the Manager has full, complete and exclusive authority, power, and discretion to manage and control the business, property and affairs of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business, property and affairs. The Manager is authorized to endorse checks, drafts, and other evidences of indebtedness made payable to the order of the Company, and to sign contracts and obligations on behalf of the Company.

5.2. Certain Powers of the Manager. Without limiting the generality of Section 5.1, the Manager shall have the power and authority on behalf of the Company, or in the Manager's own account or on behalf of an Affiliate, to:

a. acquire any real or personal property from any Person, whether or not such Person is directly or indirectly Affiliated or otherwise connected with the Manager or any Member;

b. borrow money for the Company from banks, other lending institutions, the Manager, Members, the Class A Member, or Affiliates of the Company, Manager or Members, on such terms as the Manager deems appropriate, in the Manager's sole and absolute discretion, and in connection therewith, to hypothecate, mortgage, encumber and grant security interests in the assets of the Company to secure repayment of the borrowed sums;

c. construct, operate, maintain and improve any real and personal property owned by the Company;

d. prepay, in whole or in part, refinance, amend, modify or extend any mortgages or trust deeds affecting the assets of the Company and in connection therewith to execute for and on behalf of the Company any extensions, renewals or modifications of such mortgages or trust deeds;

e. purchase liability and other insurance to protect the Company's property and business;

f. hold and own Company real and personal properties in the name of the Company;

g. invest Company funds in time deposits, short-term governmental obligations, commercial paper or other investments;

h. sell, exchange or otherwise dispose of all or substantially all of the assets of the Company as part of a single transaction or plan as long as such disposition is not in violation of, or a cause of a default under, any other agreement to which the Company may be bound, which such authority may be exercised without the consent or approval of any Unit Holders;

i. execute on behalf of the Company all instruments and documents, including, without limitation, checks, drafts, notes, negotiable instruments and other evidences of indebtedness obligating the Company to pay money to a third party; mortgages or deeds of trusts; security agreements; financing statements; documents providing for the acquisition, mortgage or disposition of the Company's property; assignments and bills of sale; leases; and any other instruments or documents necessary or desirable to the business of the Company;

j. endorse checks, drafts or other evidence of indebtedness to the Company for deposit into one of the Company's accounts;

k. employ employees and hire accountants, legal counsel, managing agents, tradesmen, contractors, subcontractors or other Persons (collectively, "service providers") to perform services for the Company, including the employment and hiring of service providers who also provide services to an Affiliate of the Company, Manager or Member;

l. enter into any and all other agreements on behalf of the Company, in such forms as the Manager may approve, including agreements with TCB or other Affiliates, which facilitate the sharing of resources, acquisition inventory or other assets used in the business of the Company, or for any other reason or purpose, upon such terms as the Manager deems appropriate and reasonable, in the Manager's sole and absolute discretion;

m. participate as a shareholder, director or officer of an Affiliate; and

n. commence lawsuits and other proceedings on behalf of the Company; and do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business.

Unless authorized to do so by this Agreement or by the Manager, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable for any purpose. No Unit Holder shall have any power or authority to bind the Company unless the Unit Holder has been authorized by the Manager, in writing, to act as an agent of the Company in accordance with the preceding sentence. Any Unit Holder who takes any action or binds the Company in violation of this Section 5.2 shall be solely responsible for any loss and expense incurred by the Company, the Manager, or an Affiliate, as a result of the unauthorized action and shall indemnify and hold the Company, the Manager, or Affiliate harmless with respect to such loss or expense.

5.3. Dealings/Transactions with Affiliates. It is the intent and desire of the Company and its Unit Holders that the Manager be vested with broad authority to facilitate the creation of agreements between the Company and its Affiliates, or Affiliates of the Manager. It is acknowledged, understood and agreed that the Manager's participation in or facilitation of any of the actions set forth in Section 5.2, above, shall not constitute a breach of the duties owed by the Manager to the Company and its Members or Unit Holders, including, but not necessarily limited to, the duty of loyalty and duty of care. It is further acknowledged, understood and agreed that the provision of this permission, in terms of the fiduciary obligations owed by the Manager to the Company and its Members and Unit Holders is not manifestly unreasonable.

5.4. Term of Office. A Manager of the Company shall serve until earlier of (a) the resignation of the Manager; or (b) the Manager's removal by the Members, as provided in Section 5.7(c), below. A new Manager may be appointed by a Majority of Members on the occurrence of any of the foregoing events.

5.5. Meetings of Manager. The Manager need not hold any meetings.

5.6. Guaranteed Payments. The Manager shall be entitled to such payments for services rendered to the Company or for the use of capital, as shall be determined by the Manager in the Manager's sole and absolute discretion. It is acknowledged and agreed that such payments are made to a Manager are made without regard to Company income and without regard to the recipient's Percentage Interest in the Company, to the extent a Manager is also a Member. Such payments will constitute ordinary income to the recipient and are deductible by the Company as an ordinary and necessary business expense.

5.7. Deposit of Funds. All funds of the Company shall be deposited in one or more accounts with one or more recognized financial institutions of the Company, at such locations as shall be determined by the Manager.

5.8. Election and Removal of Manager.

a. Number, Term, and Qualifications. The Company shall have one (1) Manager, as selected by the Members. The number of Managers of the Company shall be fixed from time to time by the affirmative vote or written consent of a Super-Majority of Members; provided, that in no instance there shall be less than one (1) Manager. Unless a Manager is removed or resigns, each Manager shall hold office until a successor shall have been elected and qualified. A Manager must be a Member, but need not be an individual, a resident of the State of California, or a citizen of the United States. A Manager must be knowledgeable and active in the Company on an operational basis, as determined by the Members in their sole discretion.

b. Resignation. A Manager may resign at any time by giving written notice to a Majority of Members without prejudice to the rights, if any, of the Company under any contract to which the Manager is a party. The resignation of the Manager shall take effect upon receipt of that notice or at such later time as shall be specified in the notice; and, unless otherwise specified in the notice, the acceptance of the resignation shall not be necessary to make it effective. The resignation of the Manager shall not affect the Manager's rights as a Member and shall not constitute a Dissociation of a Member.

c. Removal With Cause. A Manager may be removed at any time, with cause, by the affirmative vote of a Majority of Members. Any removal shall be without prejudice to the rights, if any, of the Manager under any employment contract and shall not affect the Manager's rights as a Member or constitute a Dissociation of a Member. For purposes of this Section, "*Cause*" shall mean fraud, gross negligence, willful misconduct, embezzlement, or a material breach of a Manager's obligations under this Agreement or any employment contract with the Company. It is also "*Cause*" if the Manager becomes incapable of fulfilling his or her obligations under this Agreement because of injury or physical or mental illness and such incapacity exists for sixty (60) working days in the aggregate during any consecutive six (6) month period.

d. Vacancies. Any vacancy occurring for any reason in the position of Manager may be filled by the affirmative vote or written consent of a Majority of Members.

5.9. Duties; Liability of Manager. A Manager shall not be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member, unless the loss or damage shall have been the result to fraud, deceit, gross negligence, reckless or intentional misconduct, or a knowing violation of law by the Manager. The Manager shall perform his or her managerial duties in good faith, in a manner they reasonably believe to be in the best interests of the Company and its Members, and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances. If a Manager so performs his or her duties, he or she shall not have any liability by reason of being or having been a Manager of the Company.

5.10. Expenses. Expenses to be borne by the Company shall include, but not necessarily be limited to, the following costs and expenses associated with the formation, operation, dissolution, winding up, or termination of the Company: (i) all out-of-pocket expenses associated with the organization of the Company; (ii) legal, accounting, audit, custodial and other professional fees as well as consulting fees relating to services rendered to the Company; (iii) banking, brokerage, broken-deal, registration, qualification, finders, depositary and similar fees or commissions; (iv) transfer, capital and other taxes, duties and costs incurred in acquiring, holding, selling or otherwise disposing of Company assets; (v) salaries of officers; (vi) costs of financial statements and other reports as well as costs of all government returns, reports and other filings; (vii) interest expenses; (viii) advertising and public notice costs; and (ix) insurance premiums, indemnifications, costs of litigation and other extraordinary expenses.

5.11. Membership of Manager. Except as otherwise provided in this Agreement, the Membership interest held by the Manager as a Member, if any, shall entitle the Manager to all the rights of a Member, with a limitation on the voting rights of Members as stated in this Agreement. A Member's vote shall be counted for all purposes, and not excluded because of any purported conflict of interest, unless mandated to the contrary in this Agreement or the Act.

5.12. Insurance. The Company shall have the power to purchase and maintain insurance on behalf of any Person who is or was an agent of the Company against any liability asserted against such Person and incurred by such Person in any such capacity, or arising out of such Person's status as an agent, whether or not the Company would have the power to indemnify such Person against such liability under the provisions of Section 5.11 or under applicable law.

5.13. Appointment of Officers; Employment of Employees.

a. Appointment of Officers. The Manager may appoint officers at any time. Subject to any written employment agreements, their salaries shall be set by the Manager. The officers of the Company, if deemed necessary or desirable by the Manager, may include a chief executive officer, president, vice president, secretary, and chief financial officer (together with such subsidiary officers as it may deem necessary or proper), who shall serve without compensation or salary. The Manager may also employ an office manager or other employees in connection with the Company's purpose. The officers and employees shall serve at the pleasure of the Manager, subject to all rights, if any, of an officer or employee under any contract of employment, and shall perform such duties as are typical of such positions or as are assigned from time to time by the Manager. Any individual may hold any number of offices. If the Manager is not an individual, such Manager's officers may serve as officers of the Company if elected by the Members.

b. Removal, Resignation, and Filling of Vacancy of Officers and Other Employees. Subject to the rights, if any, of an officer under a contract of employment, any officer or other employee may be removed at any time, either with or without cause, by a vote of the Manager. Any officer or other employee may resign at any time by giving written notice to the Manager. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party.

A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in this Agreement for regular appointments to that office.

5.14. Limited Liability. No Person who is a Manager or officer or both a Manager and officer of the Company shall be personally liable under any judgment of a court, or in any other manner, for any debt, obligation, or liability of the Company, whether that liability or obligation arises in contract, tort or otherwise solely by reason of being a Manager or officer or both a Manager and officer of the Company.

5.15. Transactions Between the Company and the Manager. Subject to the restrictions contained in this Article 5, and notwithstanding that it may constitute a conflict of interest, the Manager may, and may cause the Company's officers, directors, Members, Manager, agents, employees and Affiliates to, engage in any transaction whatsoever (including, without limitations, the purchase, sale, lease or exchange of any property or the rendering of any service, or the establishment of any salary, other compensation, or other terms of employment or contracting relationship, whether for the purpose of sharing resources, enjoying the benefits of economies of scale, or for any other purpose deemed appropriate by the Manager in the Manager's sole and absolute discretion) with the Company.

A transaction between a Manager and/or his officers, directors, shareholders, partners, members, agents, employees and Affiliates, on the one hand, and the Company, on the other hand, shall be conclusively determined to constitute a transaction on terms and conditions, on an overall basis, fair and reasonable to the Company and at least as favorable to the Company as those generally available in a similar transaction between parties operating at arm's length. Notwithstanding the foregoing, the officers, directors, shareholders, partners, members, agents, employees and Affiliates shall not have any obligation, in connection with any such transaction between the Company and any Manager and such parties to seek the consent of the Members.

5.16. Competing Activities. The Manager is not obliged to commit a specific portion of his or her time to the business of the Company, and is free to engage in other business activities, including those in which the Company has or may have an interest. The Manager is free to engage in business activities that compete with the Company, including activities conducted through an Affiliate of the Manager or the Company. The Manager is free to participate freely in his role as a shareholder, director and officer of TCB, and to make decisions in those roles that may have an impact, including a negative impact, on the Company and its Unit Holders. The Manager need not offer business opportunities to the Company and may take advantage of those opportunities for his or her own account, and neither the Company nor any member has a right to any income derived by the Manager from those activities.

5.17. Drag-Along Rights.

a. *General*. If at any time one (1) or more Class A Members (a "Drag-Along Seller") proposes to Transfer a number of Class A Units representing more than fifty percent (50%) of the then issued and outstanding Class A Units, in a single transaction or series of related transactions that is intended to result in the sale of all of the then outstanding Units of ownership in the Company to a purchaser that is not an Affiliate of any such selling Class A Member (a "Drag-Along Sale"), then the Drag-Along Seller may elect to require the Company to (and if the Drag-Along Seller so elects, the Company shall) send written notice (the "Drag-Along Notice") to all other Unit Holders notifying them that they will be required to (and each of such other Unit Holders shall (subject to the terms and conditions of this Section 5.17) be required to) sell their Units.

b. *Notice.* Notice may be provided to each of the other Unit Holders notifying (or causing notification to be delivered to) each of such other Unit Holders in writing. Notwithstanding any other provision of this Section 5.17 to the contrary, any Drag-Along Sale must satisfy the applicable conditions set forth in Article VIII.

c. *Transaction Documents.* The Drag-Along Seller will deliver or cause to be delivered to the Company, and the Company will deliver to all other Unit Holders, copies of all transaction documents relating to the Drag-Along Sale as the same become available.

d. *Merger; Sale of Assets.* In the event that any Drag-Along Sale is structured as a merger, sale of substantially all of the assets, consolidation or similar business combination, each Unit Holder hereby agrees to vote in favor of the transaction (including acting by written consent, if requested) and take all action to waive any dissenters, appraisal or other similar rights such Unit Holder may have. Each Unit Holder affirms that its agreement to vote for the approval of such a Drag-Along Sale is given as a condition of this Agreement and as such is coupled with an interest and is irrevocable. This voting agreement shall remain in full force and effect throughout the time that this Section 5.17 is in effect.

e. *Extension of Time.* If a Drag-Along Sale has not been consummated within one hundred and eighty (180) days following delivery of the related Drag-Along Notice (which such 180-day period may be extended for a reasonable time not to exceed an additional ninety (90) days to the extent reasonably necessary to obtain any necessary regulatory approvals), the Drag-Along Notice shall be null and void, each Unit Holder shall be released from his, her or its obligation under such Drag-Along Notice and it shall be necessary for a separate Drag-Along Notice to be furnished and the terms and provisions of this Section 5.17 separately complied with, in order to subsequently consummate such Drag-Along Sale pursuant to this Section 5.17.

ARTICLE VI

Accounts & Records; Tax and Regulatory Compliance

6.1. Books and Records. Financial books and records of the Company shall be kept in accordance with the accounting methods followed for federal income tax purposes. As set forth below, balance sheets and income statements of the Company shall be prepared in a manner appropriate to and adequate for the Company's business and for carrying out the provisions of this Agreement. The Manager may hire a Certified Public Accountant to assist with the accounting and tax filings, as determined in his sole discretion. The Manager shall, at his or her discretion, review all financial books and records on a monthly basis or as deemed necessary.

6.2. Access to Books and Records. Complete books of account of the Company's business, in which each Company transaction shall be fully and accurately entered, shall be kept at the Company's principal executive office and shall be open to inspection and copying by each Member or the Member's authorized representatives on reasonable Notice during normal business hours, provided, however, that a Member's inspection rights are only so broad as mandated by the Act. The costs of such inspection and copying shall be borne by the Member.

6.3. Company Assets. All assets of the Company, whether real or personal, shall be held in the name of the Company.

6.4. Maintenance of Books and Records. At all times during the term of existence of the Company, and beyond that term if the Members deem it necessary, the Manager shall keep or cause to be kept the books of account referred to in Section 6.2, and the following:

a. *Member List*. A current list of the full name and last known business or residence address of each Member, together with the Unit Interests of each Member;

b. *Articles of Organization*. A copy of the Articles of Organization, as Amended;

c. *Tax Returns*. Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six most recent taxable years;

d. *Operating Agreement*. Executed counterparts of this Agreement, as Amended;

e. *Power of Attorney*. Any powers of attorney under which the Articles or any amendments thereto were executed;

f. *Financial Statements*. Financial statements of the Company for the six most recent Fiscal Years; and

g. *Books and Records*. The Books and Records of the Company as they relate to the Company's internal affairs for the current and past four Fiscal Years.

If the Members deem that any of the foregoing items shall be kept beyond the term of the existence of the Company, the repository of said items shall be as designated by the Members.

6.5. Tax Matters Representative.

a. *Appointment; Resignation*. The Members hereby appoint the Manager as the "partnership representative" as provided in Code Section 6223(a) (the "*Tax Matters Representative*"). The Tax Matters Representative can be removed at any time by a Super-Majority of Members. In the event of the resignation or removal of the Tax Matters Representative, a Majority of Members holding shall select a replacement Tax Matters Representative.

b. *Tax Examinations and Audits*. The Tax Matters Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Tax Matters Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

c. *U.S. Federal Tax Proceedings*. The Tax Matters Representative, in the representative's sole discretion, shall have the right to make on behalf of the Company any and all elections and to take any actions that are available to be made or taken by the Tax Matters Representative or the Company under the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code (the "Partnership Audit Rules") (including an election under Code Section 6226), and the Members shall take such actions reasonably requested by the Tax Matters Representative. To the extent that the Tax Matters Representative does not make an election under Code Section 6221(b) or Code Section 6226, (i) the Company shall use commercially reasonable efforts to make any modifications available under Code Section 6225(c)(3), (4), and (5), and (ii) the Members shall take such actions as reasonably requested by the Tax Matters Representative, including filing amended tax returns and paying any tax due under Code Section 6225(c)(2)(A), or paying any tax due and providing applicable information to the Internal Revenue Service under Code Section 6225(c)(2)(B).

d. *Section 754 Election*. The Tax Matters Representative will make an election under Code Section 754, if requested in writing by a Majority of Members or Majority of Class B Members.

e. *Expenses.* Any expenses incurred by the Tax Matters Representative in carrying out its responsibilities and duties in such capacity under this Agreement shall be an expense of the Company for which the Tax Matters Representative shall be reimbursed by the Company.

6.6. Tax Returns.

a. At the expense of the Company, the Manager will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

b. Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.

6.7. Corporate Transparency Act Compliance. Each Member shall promptly, but within not more than five (5) business days:

a. provide to the Company any information that the Manager reasonably deems necessary or advisable to obtain from such Member in order for the Company (or any Person in which the Company holds an interest) to comply with the CTA, including: (i) such Member's, or with respect to an Entity Member, each of such Entity Member's Indirect Owners', true and correct CTA Information or the true and correct FinCEN Identifier (as defined under the CTA) assigned to them by FinCEN; and (ii) such information or documents as may be necessary in order for the Company (or any Person in which the Company holds an interest) to determine whether such Member or any of such Member's Indirect Owners or controllers are Beneficial Owners of the Company (or any Person in which the Company holds an interest) (collectively, *"Beneficial Ownership Information"*);

b. notify the Company of any change or inaccuracy in or to any of such Member's, or in the case of an Entity Member, any of such Entity Member's Indirect Owners', CTA Information most recently provided to the Company, including: (i) a change in such Member's or Indirect Owner's legal name, date of birth, or residential street address; (ii) a change in the name, date of birth, address, or unique identifying number on such Member's or Indirect Owner's Acceptable Identification Document; or (iii) in the case of an Entity Member, as may result from a change in the direct or indirect ownership or control of such Entity Member; and

c. notify the Company of any amendment, modification, supplement, or other change (other than an immaterial change that could not reasonably be expected to affect who may be a Beneficial Owner of the Company (or any entity in which the Company holds an interest)) in or to any Beneficial Ownership Information previously provided by such Member to the Company.

6.8. Entity Members.

a. *General*. It is acknowledged and understood that Units may be owned by an Entity Member, and that the debt interests or equity interests in the Entity Member may be held by natural and non-natural

Persons. It is acknowledged and understood that no Person who owns a debt interest or equity interest in an Entity Member, solely by virtue of such Person's debt interest or equity interest in the Entity Member, shall be considered a direct Member or Unit Holder of the Company.

b. *No Third-Party Beneficiaries*. No Person holding a debt interest or equity interest in the Entity Member is a direct Member or Unit Holder in the Company, and it is acknowledged and agreed that no such Person is a third-party beneficiary of the provisions of this Agreement, intended, unintended or otherwise. The sole legal recourse any such Person has, arising from any action or inaction of the Company, its Members or Managers, or otherwise relating to or arising from the subject matter of this Agreement, is against the Entity Member.

c. *Crowd Funding*. It is acknowledged and understood that the Company may coordinate with an Entity Member to facilitate an investment in the Company which qualifies as Crowdfunding, where the Entity Member acts as an intermediary.

ARTICLE VII
Allocation and Distribution of Profits and Losses

7.1. Allocation of Profits and Losses – Non-Liquidity Event. The provisions within this Section 7.1 pertain to the Unit Holders' entitlement to allocations and distributions of Profits and Losses in all cases other than the Profits and Losses occurring or arising in the context of, or reasonably attributable to, a Liquidity Event, which is addressed in Section 7.2, below.

a. General Allocation of Profits and Losses. Except as is otherwise specifically provided in this Section 7.1, one hundred percent (100%) of the Company's Profits and Losses and all items of Company income, gain, loss, deduction, or credit shall be allocated to the Class A Unit Holders *pro rata* in accordance with the Class A Members' respective Class A Unit Percentage Interests.

b. Excess Losses Otherwise Allocable to a Unit Holder. If an item of Loss otherwise allocable to a Class A Member under Section 7.1(a) would create a negative balance in the Capital Account of such Class A Unit Holder (or increase the amount by which such Capital Account balance is negative), the item shall not be allocated to such Class A Unit Holder but shall instead by specially allocated to the Class A Unit Holders as a group, to the extent possible in proportion to their respective positive Capital Account balances, until the Capital Account balance of each Class A Unit Holder has been reduced to (but not less than) zero. To the extent that there have been special allocations of Loss away from a Class A Unit Holder under this Section 7.1(b) that have not substantially been reversed pursuant to this sentence or Section 7.1(d), the next available items of Profit otherwise allocable to such Class A Unit Holder pursuant to Section 7.1(a) shall be specifically allocated to the Class A Unit Holders to whom such items of Loss had been specially allocated under this Section 7.1(b) so as to the first offset in reverse order such special allocations of Loss.

c. Adjustment to Capital Accounts for Distributions of Property. If property distributed in kind is reflected in the Capital Accounts of the Class A Unit Holders at book value that differs from the Fair Market Value of the property at the time of distribution, the difference shall be treated as a Profit or Loss on the sale of the property and shall be allocated among the Class A Unit Holders, as of the time immediately prior to such distribution, in accordance with the provisions of this Section 7.1.

d. Reallocation of Certain Losses. To the extent that (i) Losses which otherwise would have been allocated to a Class A Unit Holder under this Section 7.1 were allocated to one or more other Class A Unit Holders under 7.1(b), above, in consequence of such Class A Unit Holder's Capital Account balance having been equal to, reduced to, or less than zero; (ii) such allocation has not been reversed pursuant to this or another section of this Agreement; and (iii) the Class A Unit Holder thereafter returns a distributed amount pursuant to this Agreement or applicable law or otherwise makes a contribution to the capital of the Company, the Capital Accounts of the Class A Unit Holders shall be adjusted in connection with such return or contribution (to the extent of the Fair Market Value thereof) to effect a reallocation of such Losses to the Class A Unit Holder.

e. Unrealized Appreciation and Depreciation. Any unrealized appreciation or unrealized depreciation in the values of Company property distributed in kind to the Class A Unit Holders shall be deemed to be Profits and Losses realized by the Company immediately prior to the distribution of the property, and such Profits and Losses shall be allocated to the Class A Unit Holders' Capital Accounts in the same proportions as Profits are allocated in this Section 7.1. Any property so distributed shall be treated as a distribution to the Class A Unit Holders to the extent of the Fair Market Value of the property less the amount of any liability secured by the related to the property. Nothing contained in this Agreement is intended to treat or cause such distributions to be treated as sales for value. For the purposes of this Section 7.1, "unrealized appreciation" or "unrealized depreciation" shall mean the difference between the Fair Market Value of such property and the Company's basis for such property.

f. Code Section 704(c) Allocations. Notwithstanding any other provision in this Article VII, in accordance with Code Section 704(c) and the Regulations promulgated thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Class A Unit Holders so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Fair Market Value on the date of contribution. Allocations pursuant to this Section 7.1(f) are solely for purposes of federal, state and local taxes. As such, they shall not affect or in any way be taken into account in computing a Class A Unit Holder's Capital Account or share of profits, losses, or other items of distributions pursuant to any provisions of this Agreement.

g. Distributions. Subject to the reasonably anticipated business needs and opportunities of the Company, taking into account all debts, liabilities and obligations of the Company then due, working capital and other amounts which the Manager deems necessary for the Company's business or to place into reserves for customary and usual claims with respect to such business (as determined in the Manager's sole and absolute discretion), the Manager may, in the Manager's sole and absolute discretion, resolve to distribute all or any portion of the Net Cash Flow of the Company to the Class A Unit Holders, in proportion to their respective Class A Unit Percentage Interests.

h. Restriction on Distribution.

i. No distribution shall be made if, after giving effect to the distribution:

A. the Company would not be able to pay its debts as they become due in the usual course of business; or

B. the Company's total assets would be less than the sum of its total liabilities plus, unless this Agreement provides otherwise, the amount that would be needed if the Company were to be dissolved at the time of distribution, to satisfy the preferential rights of any other Class A Unit Holder receiving the distribution.

ii. The Manager may base a determination that a distribution is not prohibited on any of the following: (1) financial statements prepared on the basis of accounting practices and principles that are reasonable under the circumstances; (ii) a fair valuation; or (iii) any other method that is reasonable under the circumstances. The effect of the distribution is to be measured as of the date of distribution is authorized if the payment is to occur within one hundred and twenty (120) days after the date of authorization, or the date payment is made if it is to occur more than one hundred twenty (120) days after the date of authorization.

7.2. Allocation of Profits and Losses – Liquidity Event. The provisions within this Section 7.2 pertain to Unit Holders' entitlement to allocations and distributions of Profits and Losses occurring or arising in the context of, or reasonably attributable to, a Liquidity Event. Entitlement to allocations and distributions of Profits and Losses in all cases other than the Profits and Losses occurring or arising in the context of, or reasonably attributable to, a Liquidity Event, is addressed in Section 7.1, above.

a. General Allocation of Profits and Losses. Except as is otherwise specifically provided in this Section 7.2, one hundred percent (100%) of the Company's Profits and Losses and all items of Company income, gain, loss, deduction, or credit shall be allocated to the Unit Holders *pro rata* in accordance with their respective Percentage Interests.

b. Adjustment to Capital Accounts for Distributions of Property. If property distributed in kind is reflected in the Capital Accounts of the Unit Holders at book value (*i.e.*, the property's basis for purposes of determining Profit and Loss with respect thereto as determined in accordance with the principles set forth in the definition of Profits and Losses in Section 1) that differs from the Fair Market Value of the property at the time of distribution, the difference shall be treated a Profit or Loss on the sale of the property and shall be allocated among the Unit Holders, as of the time immediately prior to such distribution, in accordance with the provisions of this Section 7.1.

7.3. Allocations in Event of Transfer. In the case of a Transfer of a Transferable Interest during any Fiscal Year, allocation of Profits and Losses as between the transferor and transferee shall be made using any method selected by the Manager and permitted under Section 706 of the Code and Regulations. For sake of convenience, any sale, redemption or Transfer of Units may, in the sole and absolute discretion of the Manager, be deemed to occur as of the first (1st) day of the quarter next following the event which gives rise to the sale, redemption or Transfer.

7.4. Tax Allocations. Taking into account the requirements of this Agreement, items of Company income, gain, loss, deduction or credit recognized for federal income tax purposes shall be allocated among the Unit Holders for federal income tax purposes in a manner that is consistent with the requirements of the Code and Regulations.

7.5. Return of Distributions. Unit Holders who receive distributions made in violation of the Act or this Agreement shall return such distributions to the Company. Except for those distributions made in violation of the Act or this Agreement, no Unit Holder shall be obligated to return any distribution to the Company or pay the amount of any distribution for the amount of the Company or pay the amount of any distribution for the account of the Company or to any creditor of the Company. The amount of any distribution returned to the Company by a Unit Holder or paid by the Unit Holder for the account of the Company or to a creditor of the Company shall be added to the account or accounts from which is was subtracted when it was distributed to the Unit Holder.

7.6. Withholding from Distribution**.** To the extent that the Company is required by law to withhold or to make tax or other payments on behalf of or with respect to any Unit Holder, the Company may withhold such amounts from any distribution and make such payments as is required. For purposes of this Agreement, any such payments or withholdings shall be treated as a distribution to the Unit Holder on behalf of whom the withholding or payment was made.

ARTICLE VIII

Transfer of Membership Interests

8.1. Transfer and Assignment of Interests. Except as expressly provided in this Agreement, Unit Holders do not possess the power to, nor shall any Unit Holder, Transfer any part of the Unit Holder's Units in the Company, whether now owned or hereafter acquired, whether voluntarily or involuntarily, or by operation of law, gift or otherwise, unless (a) the Manager approves the transferee's admission to the Company as a Member upon such Transfer, which admission shall be in the reasonable discretion of the Manager (such discretion will not adversely affect the Company or its Members), (b) the Units to be transferred, when added to the total of all the other Units transferred in the preceding twelve (12) months, will not cause the termination of the Company under the Code, and (c) the Manager is satisfied that such transfer would not adversely affect any of any of the Company's Securities Laws exemption, the loss of which would adversely affect the Company and/or the Unit Holders or Manager, or subject the Company to material new regulations. No member may Encumber or permit or suffer any Encumbrance of all or any part of the Unit Holder's Units in the Company unless such Encumbrance has been approved in writing by the Manager. Any Transfer or Encumbrance of Units without strictly abiding by the restrictions set forth in this Article and this Agreement shall be void and ineffective, and shall not operate to Transfer any interest or title in or to any Units in the Company.

8.2. Triggering Events. On the happening of any of the following events ("*Triggering Events*") with respect to a Unit Holder, the Company and the other Members shall have the option to purchase all or any portion of the Units in the Company of such Unit Holder (the "Selling Unit Holder") at the price and on the terms provided in Section 8.6 of this Agreement:

a. The Dissociation of a Unit Holder;

b. The death or Incapacity of a Unit Holder;

c. The Bankruptcy or insolvency of a Unit Holder;

d. The winding up and dissolution of an Entity Member (or Unit Holder which is an entity), or merger or other reorganization of such Entity Member (or Unit Holder which is an entity) as a result of which the Entity Member (or Unit Holder which is an entity) does not survive as an entity;

e. Except for a permitted transfer under Section 8.3, where a Unit Holder purports to Transfer (or such Transfer is to occur involuntarily or by virtue of the action of one other than the Unit Holder) all or any part of any Units or any right or interest therein held by a Unit Holder to any Person; or

f. The occurrence of any other event that is, or that will cause, a Transfer in contravention of this Agreement.

Each Unit Holder agrees to promptly give Notice of a Triggering Event to all other Unit Holders.

8.3. Permitted Transfers. Notwithstanding any other provision of this Agreement to the contrary:

a. Transfer to Trust. A Unit Holder who is a natural person may Transfer all or any portion of the Unit Holder's Units to an *inter vivos* trust created for the benefit of the Unit Holder, or any combination between or among the Unit Holder, the Unit Holder's spouse or domestic partner, and the Unit Holder's issue; provided, that the Unit Holder retains a beneficial interest in the trust and, in the case of a Class A

Member, all the Voting rights inherent in such Units. A transfer of a Unit Holder's entire beneficial interest in such a trust or the failure to retain such Voting rights (by a Class A Member) shall be deemed a Transfer of Units.

b. Transfer to Member Entity. A Member may Transfer all or any part of any Units owned by the Member to a corporation, partnership, limited liability company or other entity whose sole beneficial owner or owners are: (i) one or more Members, or (ii) the trustee of a trust described in Section 8.3(a).

c. Transfer to Company or Member. A Member may Transfer all or any part of any Units or any right or interest therein by a Member (i) to the Company; or (ii) to another Member.

8.4. Marital Dissolution or Death. Notwithstanding any other provision of this Agreement to the contrary:

a. Divorce. If, in connection with the divorce or dissolution of the marriage of any Member, or the domestic partner relationship of any Member, any court issues a decree or order that transfers, confirms, or awards a Member's Units, or any portion thereof, to that Member's spouse or domestic partner (an "*Award*"), then, notwithstanding that such transfer would constitute an unpermitted Transfer under this Agreement, that Member shall have the right to purchase from his or her former spouse or domestic partner the Units, or portion thereof, that was so transferred, and such former spouse or domestic partner shall sell the Units or portion thereof to that Member at the price set forth in Section 8.5 of this Agreement. If the Member fails to consummate the purchase within one hundred eighty (180) days after the Award (the "*Expiration Date*"), the Company and the other Members shall have the option to purchase from the former spouse or domestic partner the Units or portion thereof pursuant to Section 8.5 of this Agreement; provided, that the option period shall commence on the later of (i) the day following the Expiration Date, or (ii) the date of actual notice of Award.

b. Death of a Spouse or Domestic Partner. If, by reason of the death of a spouse or domestic partner of a Member, any portion of a Member's Units are transferred to a Transferee other than (1) that Member or (2) a trust described in Section 8.3(a), then the Member shall have the right to purchase the Units or portion thereof from the estate or other successor of his or her deceased spouse or domestic partner or Transferee of such deceased spouse or domestic partner, and the estate, successor, or Transferee shall sell the Units or portion thereof at the price set forth in Section 8.6. If the Member fails to consummate the purchase within one hundred eighty (180) days after the date of death (the "*Expiration Date*"), the Company and the other Members shall have the option to purchase from the estate or other successor of the deceased spouse or domestic partner the Units or portion thereof under Section 8.5; provided that the option period shall commence on the later of (1) the day following the Expiration Date, or (2) the date of actual notice of the death.

8.5. Right of First Refusal.

a. Notice. At least ninety (90) days prior to any proposed Transfer (other than a Transfer permitted under Section 8.1) of Units or any portion of any Units (the "*Offered Units*"), the Unit Holder proposing to Transfer the Offered Units (the "*Offering Member*") shall give written notice thereof ("*Notice of Proposed Transfer*") to the Manager and all other Unit Holders. Any Notice of Proposed Transfer shall set forth the name of the proposed transferee, the Offered Units to be transferred, the nature of the proposed Transfer (i.e., sale, pledge, or other Transfer), the price or other consideration and all other terms and conditions of the Proposed Transfer, and shall be signed by the proposed transferee who shall confirm the accuracy of the information contained in the Notice of Proposed Transfer. Thereafter, the Company and remaining Unit Holders shall have successive options to purchase or otherwise acquire all of the Offered

Units for the consideration and on all other terms and conditions specified in the Notice of Proposed Transfer, which options shall be exercisable in the manner set forth in this Section 8.5.

b. Sale. If the transaction described in the Notice of Proposed Transfer is a sale or assignment of Offered Units for cash and/or indebtedness of the proposed transferee, then the options of the Company and the remaining Unit Holders shall be to purchase the Offered Units on the same terms and conditions set forth in the Notice of Proposed Transfer.

c. Exchange. If the proposed Transfer is in exchange for property other than cash and/or indebtedness of the proposed transferee ("*Non-Cash Property*") or partly for cash and/or indebtedness of the proposed transferee and the balance payable in exchange for Non-Cash Property, the purchase price for such Offered Units payable by the Company and the remaining Unit Holders, in the case of a transfer solely for Non-Cash Property, shall be an amount in cash equal to the fair market value of such Non-Cash Property, and, in the case of a transaction partly for cash and partly for Non-Cash Property, shall be an amount in cash equal to the cash portion of the purchase price, plus an amount in cash equal to the fair market value of the Non-Cash Property portion of the purchase price, in both cases payable at the closing. If the Offering Unit Holder and the Company and/or the remaining Unit Holders are unable to agree, in writing, on such fair market value of the Non-Cash Property, the matter shall be submitted to binding arbitration conducted in accordance with the alternative dispute resolution procedures set forth in this Agreement.

d. Loans, Proxies, Gifts, other Transfers. If the transaction described in the Notice of Proposed Transfer is a pledge, a grant of a security interest or other hypothecation of the Offered Units or an assignment of Voting rights (by proxy or otherwise) in the Offered Units, or a gift or any other Transfer not specifically described in Section 8.5, then within the later of ninety (90) days after the initial receipt of the Notice of Proposed Transfer by the Secretary, or the actual knowledge of a purported Transfer, the Company and the remaining Unit Holders shall have the option, either (a) to lend or otherwise transfer to the Offering Unit Holder such consideration, if any, described in the Notice of Proposed Transfer and otherwise accept the proposed Transfer of Offered Units upon all the terms and conditions stated therein; or (b) to purchase the Offered Units.

e. Price/Terms. The purchase price shall be the lower of the Purchase Price (as defined herein) or the purchase price set forth in the Notice of Proposed Transfer. The Purchase Price (if lower than the Notice of Proposed Transfer) and terms shall be as set forth in Section 8.6.

8.6. Purchase Price and Terms.

a. Determination of the Purchase Price. The Purchase Price shall be as defined in the definitions section of this Agreement. Each of the selling and purchasing parties shall use his, her, or its good faith efforts to arrive at an Agreed Price. If there is no Agreed Price, then the Purchase Price is the Appraised Price.

b. Option Exercise Procedure. The option to purchase Units granted to the Company and the other Unit Holders shall be exercised in accordance with the following procedures:

i. Right of Company. The Company shall have the option, for a period ending thirty (30) calendar days following the determination of the Purchase Price, to purchase any or all the Units in the Company to which the option relates.

ii. Right of Members. If the Company does not exercise its option in full, the other Unit Holder, *pro rata* in accordance with their Units in the Company excluding the Units to be purchased, shall then have the option, for a period of thirty (30) days thereafter, to purchase the Units in the Company not purchased by the Company, on the same terms and conditions as apply to the Company. If all other Unit Holders do not elect to purchase the entire remaining Units in the Company, then the Unit Holders electing to repurchase shall have the right, *pro rata* in accordance with their prior Units in the Company, to purchase the additional Units in the Company available for purchase. Notwithstanding anything in this Agreement to the contrary, to the extent a Unit Holder's right to purchase Units pursuant to an option granted in this Article VIII arises due to the occurrence, or proposed occurrence, of a Drag-Along Sale, the Unit Holder must make a decision to exercise the Unit Holder's option within seven (7) days of the communication of the option right to the Unit Holder, otherwise the purchase option expires. The transferee of the Units in the Company that is not purchased shall hold such Units in the Company subject to all of the provisions of this Agreement.

c. Payment of Purchase Price. Once it is known who is exercising their or its purchase option to buy Units subject to an option herein, the Purchase Price shall be payable in full within five (5) years of the purchase option exercise date. Any amounts remaining unpaid upon the exercise of an option to purchase shall bear interest at the appropriate Applicable Federal Rate published by the IRS.

8.7. Transferees Bound. Except as expressly permitted under Section 8.3, a prospective transferee (other than an existing Member) of any Units may be admitted as a Member with respect to such Units (a "Substituted Member") only (a) by the Majority Vote of Members, and (b) on such prospective transferee's executing a counterpart of this Agreement as a party thereto. Any prospective transferee of Units shall be deemed a Transferee, and therefore the owner of only a Transferable Interest, until such prospective Transferee has been admitted as a Substituted Member. All Unit Holders must sign a counterpart signature page to this Agreement agreeing to be bound by all the rights, obligations, preference, and privileges of this Agreement. Notwithstanding the foregoing, however, it is acknowledged and understood that all holders of Units, regardless of whether they have expressly signed a document agreeing to be bound by this Agreement or a counterpart to this Agreement, shall be fully subject and bound to all the provisions of this Agreement, as if they had originally signed this Agreement or a counterpart.

ARTICLE IX
Dissolution and Winding Up

9.1. Events of Dissolution. The Company shall be dissolved on the first to occur of the following events:

a. the written agreement of a Majority of Members to dissolve the Company;

b. the sale or other disposition of substantially all of the Company assets;

c. the occurrence of an event set forth in the Articles of Organization; or

d. the entry of a decree of judicial dissolution pursuant to Corp. Code section 17707.03.

9.2. Winding Up. On the dissolution of the Company, the Company shall engage in no further business other than that necessary to wind up the business and affairs of the Company. The Officers shall wind up the affairs of the Company, which shall include giving written Notice of the commencement of winding up by mail to all known creditors and claimants against the Company whose addresses appear in the records of the Company. After paying or adequately providing for the payment of all known debts of the Company (except debts owing to Members) the remaining assets of the Company shall be distributed or applied in the following order of priority:

a. to pay the expenses of liquidation;

b. to repay outstanding loans to Members. If there are insufficient funds to pay such loans in full, each Member shall be repaid in the ratio that the Member's respective loan, together with interest accrued and unpaid thereon, bears to the total of all such loans from Members, including all interest accrued and unpaid on those loans. Such repayment shall first be credited to unpaid principal and the remainder shall be credited to accrued and unpaid interest; and then

c. among the Members in accordance with their Percentage Interests.

9.3. No Action for Dissolution/Waiver. Except as expressly permitted in this Agreement, a Unit Holder shall not take any voluntary action that directly causes a dissolution event. The Unit Holders acknowledge that irreparable damage would be done to the goodwill and the reputation of the Company if any Unit Holder should bring an action in court to dissolve the Company under circumstances where dissolution is not required by Section 9.1. This Agreement has been drawn carefully to provide fair treatment of all parties and equitable payment in liquidation of the Transferable Interests. Accordingly, except where the Unit Holders have failed to liquidate the Company as required by Article IX, each Unit Holder hereby waivers and renounces his or her right to initiate legal action to seek the appointment of a receiver or trustee to liquidate the Company or to see a decree of judicial dissolution of the Company on the ground that (a) it is not reasonably practicable to carry on the business of the Company in conformity with the Articles or this Agreement, or (b) dissolution is reasonably necessary for the protection of the rights or interests of the complaining Unit Holder. Damages for breach of this Section 9.4 shall be monetary damage only (and not specific performance), and the damages may be offset against distributions by the Company to which such Unit Holder would otherwise be entitled.

ARTICLE X
Exculpation and Indemnification

10.1. Exculpation of Manager. Notwithstanding any other provision of this Agreement, whether express or implied, neither the Manager(s), any Affiliate of the Manager(s), nor any Related Person, shall be liable to the Company or any Unit Holder, or any Affiliate or Related Person of any Unit Holder, for any act or omission taken or omitted in good faith by the Manager(s), Affiliate or such Related Person, unless and then only to the extent that such act or omission constituted fraud, gross negligence or willful and material breach of this Agreement. To the maximum extent permitted by applicable law, the Company and the Unit Holders waive any and all rights any of them may have to recover damages (compensatory, punitive or otherwise) from the Company, the Manager, and Affiliates or Related Persons. To the extent that, at law or in equity, the Manager or an Affiliate or Related Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to a Unit Holder, the Manager acting under this Agreement and any Affiliate or Related Person acting in connection with the Company's business or affairs shall not be liable to the Company or to any such Unit Holder for his, her or their good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of the Manager otherwise existing at law or in equity, are agreed by the Unit Holders to replace such other duties and liabilities of the Manager.

10.2. Indemnification of Manager. To the fullest extent permitted by law, the Company shall indemnify the Manager and Related Persons (each, an "Indemnitee") against any loss, liability, damage, settlement, cost, or other expense, including reasonable attorneys' fees in connection therewith, to which any such Indemnitee may directly or indirectly become subject by reason of any acts or omissions or any alleged acts or omissions arising out of such Indemnitee's or any other Indemnitee's activities in connection with the

Company; provided, that an Indemnitee shall be entitled to indemnification hereunder only to the extent that such Indemnitee (i) acted in good faith in what such Person believed to be the best interests of the Company and (ii) was neither grossly negligent nor engaged in willful misconduct. To the fullest extent permitted by law, the Company may, in the sole discretion of the Manager, pay the expenses incurred by any Indemnitee in connection with any proceeding in advance of the final disposition of such proceeding upon receipt of an undertaking by such Indemnitee to repay the full amount advanced if there is a final determination that such Person did not satisfy the standards set forth in clauses (i) and (ii) above or that such Person is not entitled to indemnification as provided herein for other reasons. The termination of any action, suit or proceeding by settlement shall not, of itself, create a presumption that a Person did not act in good faith. The Manager may cause the Company to obtain insurance to cover the Company's obligations hereunder.

10.3. Indemnification of Company. To the extent an Entity Member is acquiring Class B Units as part of a Crowdfunding offering, such Entity Member and its Affiliates agrees to indemnify, defend and hold harmless, the Company and its Affiliates and Related Persons from and against any and all liabilities, damages, losses, claims, lawsuits, obligations, judgments, fines, penalties, costs and expenses, including without limitation, attorneys' fees and expenses, incurred by Company arising from any action or inaction of such Entity Member in the facilitation or maintenance of the Crowdfunding process. This includes, without any limitation, intellectual property issues, campaign fulfillment issues, and anything else related to a Crowdfunding campaign. Company, at its choice, may assume the exclusive defense and control of any matter for which an Entity Member has agreed to indemnify Company and such Entity Member agrees to assist and cooperate with Company in the defense or settlement of any such matters.

10.4. Sole Recourse. Each Unit Holder shall look solely to the assets of the Company for the return of the Unit Holder's investment, and if the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the investment of any Unit Holder, such Unit Holder shall have no recourse against the Company, its Manager(s), Affiliates, Related Persons, or any other Unit Holder for indemnification, contribution, or reimbursement.

ARTICLE XI
Dispute Resolution

11.1. Meet and Confer. Each Unit Holder, and the Company, agree to meet and confer in good faith to attempt to resolve any dispute arising out of the subject matter of this Agreement.

11.2. Mediation.

a. *General*. To the extent a dispute cannot be resolved by meeting and conferring after a reasonable period of time (but in no event in excess of thirty (30) days), and before commencing any action or arbitration, the Parties agree to mediate in a good faith attempt to mediate any dispute arising out of or related to this Agreement or any matter related to the operation of the Company, with such mediation occurring in or as close in proximity to Truckee, California as is reasonably practicable. The Unit Holder seeking "Mediation" shall propose three mediators who have at least three (3) years of mediating disputes arising out of or related to contractual disputes and who have no prior relationship, either personal or commercial in nature, with the Unit Holder. Within ten (10) days of such proposal, the other Unit Holder, or Manager if the dispute is between the Unit Holder and the Company or Manager, shall choose a "Mediator" from the three (3) proposed mediators.

b. *Notice of Mediation.* After selection of a Mediator, the Unit Holder seeking mediation shall send the other party a "Notice of Mediation" which state the name and address of the Mediator and a date and time for mediation; provided that the date and time for mediation shall be no sooner than thirty (30) days after the Notice of Mediation and no later than ninety (90) days after the Notice of Mediation. The Notice of Mediation must include a description of the issues that the Unit Holder seeks to mediate.

c. *Change in Mediation Date*. A Unit Holder may change the date of the mediation by notifying the other Unit Holder (or Manager, as the case may be) five (5) days after receiving the Notice of Mediation. The Unit Holder seeking the change in mediation can choose another date for the mediation by obtaining the agreement of the other Unit Holder (or Manager, as the case may be) to a new date for the mediation. If the Unit Holders (or Manager and Unit Holder(s), as the case may be) cannot agree to a new mediation date within ten (10) days after the request for a change in the date of mediation is made, any Unit Holder may submit available dates for a new date for mediation to the Mediator. All other Unit Holders will be required to submit available dates for a new date for mediation to the Mediator, and the Mediator is empowered to choose a new date for mediation. The Unit Holders will be required to attend mediation on the date that the Mediator selects. Any Unit Holder may petition or move to compel mediation in any court of competent jurisdiction. The Unit Holders (or Manager and Unit Holder(s), as the case may be) agree that they will each bear a pro rata share of the costs of mediation, including the costs of the mediator or any other fees associated with the mediation.

11.3. Arbitration. If the dispute cannot be resolved by mediation, the dispute shall be submitted to binding arbitration in or as near as possible to Truckee, California as is reasonably practicable, in accordance with the rules of the American Arbitration Association for Commercial Arbitration. Such arbitration will be final and binding on the Unit Holders and the Company, and no appeals may be taken therefrom and judgment upon any award rendered may be entered in any court having jurisdiction therefor. The arbitrator shall have full discretion to award the prevailing party all or any portion of that party's attorney fees and costs, including arbitration fees, depending upon what the arbitrator finds is just and equitable.

ARTICLE XII
General Provisions

12.1. Complete Agreement. This Agreement constitutes the complete and exclusive statement of the agreement among the Parties with respect to the subject matter hereof. It supersedes all prior written and oral statements, including any prior representation, statement, condition, or warranty.

12.2. Amendment. The provisions of this Agreement may be amended in whole or in part by a Majority of Members or the Manager. For sake of clarity, this means that this Agreement may be amended by the Manager or a Majority in Interest of the Class A Members, and the Manager or Class A Members alone, even if the amendment(s) affect the rights of Class B or other Unit Holders. Any Amendment shall be deemed to have prospective effect from the date that the Manager or Class A Members have executed the amendment, unless otherwise stated to have an earlier effective date.

12.3. Waivers. No provision of this Agreement may be waived with respect to rights or obligations of a Unit Holder unless such waiver is by a written instrument executed by such Unit Holder.

12.4. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12.5. Governing Law; Severability. This Agreement shall be construed and enforced in accordance with the internal laws of the State of California. If any provision of this Agreement is determined by any court of competent jurisdiction or arbitrator to be invalid, illegal, or unenforceable to any extent, that provision shall, if possible, be construed as though more narrowly drawn, if a narrower construction would avoid such invalidity, illegality, or unenforceability or, if that is not possible, such provision shall, to the extent of such invalidity, illegality, or unenforceability, be severed, and the remaining provisions of this Agreement shall remain in effect.

12.6. Binding Effect. This Agreement shall be binding on and inure to the benefit of the parties and their heirs, personal representatives, successors and assigns.

12.7. Additional Documents and Acts. The parties to this Agreement shall promptly execute and deliver any and all additional documents, instruments, notices, and other assurances, and shall do any and all other acts and things, reasonably necessary in connection with the performance of their respective obligations under this Agreement and to carry out the intent of the parties.

12.8. No Restrictions on Members. Except as provided in this Agreement, no provision of this Agreement shall be construed to limit in any manner the Members in the carrying on of their own respective businesses or activities.

12.9. No Agency. Except as provided in this Agreement, no provision of this Agreement shall be construed to constitute a Member, in the Member's capacity as such, the agent of any other Member.

12.10. Capacity. Each Member represents and warrants to the other Members that the Member has the capacity and authority to enter into this Agreement.

12.11. Limited Liability. The Members intend the Company to be a limited liability company under the Act. No member shall take any action inconsistent with the express intent of the parties to this agreement.

12.12. Legal Counsel. Counsel to the Company may also be counsel to the Manager or any Affiliate of the Manager. The officers may execute on behalf of the Company and the Members any consent to the representation of the Company that counsel may request pursuant to the California Rules of Professional Conduct or similar rules in any other jurisdiction ("*Rules*"). The Company has selected Buchanan Law Group ("*Company Counsel*") as legal counsel to the Company. Each Member acknowledges that Company Counsel does not represent any Member in the absence of a clear and explicit agreement to such effect between the Member and Company Counsel, and that in the absence of any such agreement Company Counsel shall owe no duties directly to a Member. In the event any dispute or controversy arises between one or more of the Members, on the one hand, and the Manager or the Company, on the other, then each Member agrees that Company Counsel may represent either the Company or the Manager (or his or her Affiliate), or both, in any such dispute or controversy to the extent permitted by the Rules, and each Member hereby consents to such representation. Each Member further acknowledges that Company Counsel has not represented the interests of any Member in the preparation and negotiation of this Agreement.

12.13. Consent of Spouse/Domestic Partners. Within ten (10) days after any married individual becomes a Member or a Member marries or such Member has a partner who has the same benefits as a spouse, such Member shall have his or her spouse or partner execute a Spousal/Partner Consent in substantially the same form as that attached to this Agreement.

Signature Page Appears on the Following Page – Page 34

AMENDED AND RESTATED OPERATING AGREEMENT
for
FIFTYFIFTY BREWING COMPANY, LLC,
a California limited liability company

Signature Page

The undersigned Member hereby agrees to all the terms of this Operating Agreement, and adopts it as the Operating Agreement of the Company, effective as of the date first set forth above.

Dated: Effective January 1, 2025

Truckee Craft Brewing, a California Corporation, sole (Class A) Member

By: ______________________________
Alicia Barr, its President

EXHIBIT A
Initial Members

The Initial Member of the Company, the number of Units owned by such Member, and its Percentage Interest in the Company, is as follows:

Member	Member's Address	Number and Type of Units	Percentage Interest
Truckee Craft Brewing, a California corporation	11197 Brockway Road, #1, Truckee, CA 96161	15,000,000 Class A Units	100%

EXHIBIT B

Synopsis of Capital Account Maintenance Rules

(*For illustrative purposes only*)

Increases to Capital Account. Each Member's capital account is increased by:

1. The amount of money contributed by the Member to the Company;
2. The amount of any Company liability assumed by the Member which is treated as a contribution of money by the Member to the Company;
3. The fair market value of property contributed by the Member to the Company, net of any liabilities which are considered to be assumed by the Company or to which the property remains subject in the Company's hands; and
4. Allocations to the Member of Company income and gain (or items thereof) including*:*
   a. tax-exempt income and gain;
   b. book (not tax) income and gain with respect to property whose book value properly differs from its adjusted tax basis in accordance with the rules; and
   c. unrealized income with respect to accounts receivable and other accrued but unpaid items under the rule discussed at Regulation Section 1.704-1(b)(2)(iv)(g)(2).

Decreases to Capital Account. Each Member's capital account is decreased by:

1. the amount of money distributed by the Company to the Member;
2. the amount of any individual liability of the Member assumed by the Company which is treated as a distribution of money by the Company to the Member;
3. the fair market value of property distributed by the Company to the Member, net of any liabilities which are considered to be assumed by the Member or to which the property remains subject in the Member's hands;
4. allocations to the Member of Company expenditures that are neither deductible nor capitalizable;
5. allocations to the Member of syndication fees and organizational expenses for which an amortization election is not properly made; and
6. allocations to the Member of Company loss and deduction (or items thereof), including:
   a. book (not tax) loss and deduction with respect to property whose book value differs from its adjusted tax basis;
   b. unrealized deductions with respect to accounts payable and other accrued but unpaid items; but *excluding:* any item included in (4) or (5) above; and percentage depletion in excess of the adjusted tax basis of the depletable property.

Additional Rules. In addition to the above basic rules, adjustments to Members' capital accounts are made when: Company property is revalued; Company property is distributed, or a Company interest is transferred or Company property distributed and an optional basis adjustment election is in effect.

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT

[SEE ATTACHED]

Dear Alicia,

For 17 years, you've been part of our journey—from sipping our award-winning beers to celebrating at our legendary parties. Now, we're gearing up for our biggest expansion yet, and we want you to be the first to hear about it.

We're Testing the Waters – And You Can Help!

We're exploring the launch of a crowdfunding investment opportunity, potentially allowing our biggest supporters (like you!) to invest in FiftyFifty Brewing. This would means:

- A new flagship Truckee brewery – bigger, better, and downtown.
- 2 new Social Club brewpubs – coming to Reno and Mammoth in 2025.
- Expanded production to get more FiftyFifty beer in your hands, wherever you are.
- A chance to own a piece of it all.
- Membership in the **Owners Club**, an exclusive group of investors receiving special perks, early access to events, and an invitation to our annual **State of the Industry Summit**.
- Experience our new and improved **hybrid service model**, blending the best of **technology-supported convenience** with **world-class hospitality** to create a seamless and engaging taproom experience.

We're gauging interest right now and want to know—would you like more details when an investment opportunity is available?

[Yes, Keep Me in the Loop!]

Important Legal Disclaimer:
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

We know your inbox is precious, so we'll keep emails to a minimum—you might hear from us a couple more times as things progress, but we promise not to bury you in emails.

Your feedback is invaluable as we shape this opportunity. We're excited about what's ahead and can't wait to build the future of craft beer with you!

Cheers!
The FiftyFifty Brewing Team

SIGN UP HERE FOR MORE INFO!